FOSTER'S GROUP LIMITED
77 Southbank Boulevard Southbank Victoria 3006 Australia
Tel 61 3 9633 2000 Fax 61 3 9633 2002 www.fostersgroup.com
ABN 49 007 620 886

82-1711 30/8/05

FOSTER'S
GROUP
Inspiring Global Enjoyment

Fosters Brewing

ASX RELEASE

The following release was made to the Australian Stock Exchange Limited today:

"Preliminary Final Report"

Released: 30 August 2005

Pages: 43
(including this page)

FILE NO: 082-01711

If you would prefer to receive this notification by email please reply to
jane.dowsey@fostersgroup.com or
Ph: +61 3 9633 2105

APPENDIX 4E

FOSTER'S GROUP LIMITED

FOR THE TWELVE MONTHS ENDED 30 JUNE 2005

ABN 49 007 620 886

Results for announcement to the market

Extracts from this report for announcement to the market.

				$m
Total operating revenue	down	6.7%	to	$5,444.1
Profit from ordinary activities after tax attributable to members	up	17.1%	to	$936.1
Net profit for the period attributable to members	up	17.1%	to	$936.1

Dividends	Amount per security	Franked amount per security at 30% tax
Final dividend	10.75¢	10.75¢
Interim dividend	9.25¢	9.25¢
Total dividend	20.0¢	20.0¢

Record date for determining entitlements to the dividends	9 September 2005

Annual Meeting
The annual meeting will be held as follows:

Place	Palladium at Crown Level 1, Whiteman Street Southbank, Victoria
Date	Monday 24 October 2005
Time	10.30 am
Approximate date the annual report will be available	Wednesday 21 September 2005

Compliance Statement

This report has been prepared under accounting policies which comply with the Corporations Act 2001, the Accounting standards and other mandatory professional reporting requirements in Australia, and the Corporations Regulations 2001.

This report and the financial statements prepared under the Corporations Act 2001, use the same accounting policies. This report gives a true and fair view of the matters disclosed. The financial statements have been audited. No qualifications have been made by the auditors.

FOSTER'S GROUP LIMITED
77 Southbank Boulevard Southbank Victoria 3006 Australia
Tel 61 3 9633 2000 Fax 61 3 9633 2002 www.fostersgroup.com
ABN 49 007 620 886

FOSTER'S
GROUP
Inspiring Global Enjoyment

30 August 2005

Net Profit After Tax $936.1 million - up 17.1%

Normalised Earnings Per Share – up 14.1%

Results Summary - Foster's Group Limited results for the year ended 30 June 2005 (FY05)			
	FY05 $m	**FY04 $m**	**% Change**
Group Statutory Reporting Basis[2]			
Net Sales Revenue (NSR)	**3,972.3**	3,908.1	1.6
EBITAS	**895.8**	885.1	1.2
EBITA	**878.1**	829.0	5.9
SGARA	**(17.7)**	(56.1)	68.4
Net significant items (after tax)	**454.3**	329.9	37.7
Net Profit After Tax	**936.1**	799.3	17.1
Operating Cash Flow (OCF)	**523.4**	657.0	(20.3)
EBITAS/NSR (%)	**22.6%**	22.6%	-
OCF pre interest and tax / EBITDAS %	**79.2%**	94.7%	(15.5) pts
Earnings Per Share (cents)	**46.8**	38.6	21.2
Return on Capital Employed (ROCE)[3]%	**13.9**	13.0	0.9 pts
Dividend (cents per share)	**20.00**	19.25	3.9
Continuing Business Reporting Basis [4]			
Net Sales Revenue (NSR)	**3,972.3**	3,607.5	10.1
EBITAS	**871.7**	795.8	9.5
EBITA	**854.0**	739.7	15.5
Normalised Net Profit After Tax [4]	**566.0**	514.3	10.1
Normalised Operating Cash Flow (OCF) [4]	**633.5**	522.3	21.3
EBITAS/NSR (%)	**21.9%**	22.1%	(0.2) pts
Normalised OCF pre interest and tax / EBITDAS [4]%	**92.0**	90.6%	1.4 pts
Normalised Earnings Per Share (cents) [4]	**28.3**	24.8	14.1
ROCE[2]	**13.6**	12.6	1.0 pts

2 Results prepared on both a statutory reporting and continuing business basis include 6 weeks contribution from Southcorp Limited. From 12 May, Foster's had acquired over 50% of the outstanding shares in Southcorp and commenced consolidating the Southcorp results.

3 ROCE is calculated as EBITAS on average capital employed

4 This section provides financial information on a "Continuing Business" basis by excluding divested or discontinued operations Lensworth property group divested in December 2004 (FY05) and Australian Leisure and Hospitality (ALH) divested in November 2003 (FY04).

4 Normalised excludes significant items, SGARA, amortisation and divested or discontinued operations.

Group Financial Highlights

(All statements compare movements between FY05 and FY04 unless otherwise stated).

- Earnings per share rose 21.2% to 46.8 cents per share, benefiting from higher profits after tax and lower share count in F05 as compared with F04. Weighted average shares on issue reduced by 3.5% as a result of capital management activities undertaken since early F04. Net profit after tax of $936.1 million increased 17.1% and includes significant items of $454.3 million after tax.
- On a normalised basis, (adjusting for significant items, SGARA, amortisation and discontinued businesses) earnings per share increased by 14.1% to 28.3 cents and net profit after tax increased 10.1% to $566.0 million (refer to calculation table on page 10).
- Significant Items totalled $454.3 million after tax. This comprised net gains from the divestment of the Lensworth Group ($451.2 million), proceeds from the sale of Corporate Art ($8.3 million) and the disposal of the Group's residual 10% investment in Australian Leisure and Hospitality (ALH) ($55.4 million). These gains were partly offset by total Significant Expenses of $60.6 million after tax comprising write-downs of $47.9 million as outlined at the interim results and an additional $8.1 million resulting from Wine Clubs and Services asset write downs, provisions and other costs and $4.6 million relating to Southcorp restructuring costs in the second half. Details are provided on pages 8 and 9.
- Operating cash flow of $523.4 million was 20.3% lower than the prior year. Normalised operating cash flow for the continuing business of $633.5 million was up 21.3%. Normalised Operating Cash Flow Prior to Income Tax of $925.4 million represented 92.0% of EBITDAS, up from 90.6% in the prior year.
- The Directors have declared a final dividend of 10.75 cents per ordinary share fully franked, an increase of 2.4% on the F04 final dividend.

Southcorp Acquisition Update

- Foster's successfully acquired Southcorp Limited during the period for gross consideration of $3.7 billion. At 30 June Foster's had acquired more than 96% of Southcorp's outstanding shares and had commenced compulsory acquisition of the remaining shares.
- Permanent re-financing of the acquisition was completed in June 2005 using a combination of bank debt and bond issues.
- Integration activities are progressing to plan with a detailed review of Southcorp's business undertaken in each market and activities underway to successfully bring the BBWE and Southcorp wine businesses into a single organisation. Foster's has begun identifying duplicate assets in key wine producing regions which to date has resulted in the decision to dispose of several facilities as outlined in a separate disclosure to the ASX this morning.

Divisional Highlights

(All statements compare movements between FY05 and FY04 unless otherwise stated).

Carlton & United Beverages (CUB)

- CUB continued to deliver excellent revenue and earnings growth.
- EBITA increased 11.0% to $577.3 million driven by favourable beer pricing, mix shift to premium beer and RTD's, favourable channel mix and manufacturing cost efficiencies.
- Operating cash flow is $620.4 million up 5.9% on the prior year and representing 99% of EBITDA.
- The multi-beverage portfolio continues to build momentum with the breadth of CUB's customer network and distribution reach facilitating strong volume growth across RTD's, spirits and wine, largely offsetting beer volume declines
- The total CUB cost and expense base was up 4.1 per cent tracking below revenue growth. Adjusting for changes in mix, cost of goods sold reduced as CUB's transition to a national supply chain network began to deliver cost savings.
- Investment behind core and emerging brands continued with several very successful new product launches including the VB line extension - VB Original Ale, Half Mile Creek table wine, Pure Blonde low carbohydrate beer and Cougar Rum and Cola RTD.
- Key initiatives for CUB in F06 include: activities aimed at optimising the supply chain, continuing to build presence in the spirits and non-alcohol segments and delivering innovative products specific to channel requirements.

Wine Trade

- Total Wine Trade EBITAS of $268.2 million includes a $20.5 million EBITAS contribution from Foster's acquisition of Southcorp from 12 May 2005.
- Excluding the Southcorp contribution, the global BBWE Wine Trade business delivered a strong result, indicating a return to growth, in a year of significant change.
- EBITAS increased 7.9% to $247.7 million, or 11.4% at constant exchange rates driven by strong volume and revenue growth in all key markets.
- Normalised operating cash flow prior to interest and tax increased 20.7% to $211.3 million, representing 71% of EBITDAS. This result excludes the sale of bulk wine in North America which contributed a further $34.9 million to operating cash flows.
- Core global brands, Wolf Blass and Beringer, recorded solid gains with combined volumes up 16% on the prior period.
- The total BBWE cost and expense base increased slightly as a percentage of revenue as the Group invested in front-end capability and continued to grow brand investment. Excluding growth in brand investment, expenses remained flat as a percentage of revenue reflecting a significant investment in sales and marketing capability.
- BBWE successfully implemented the key initiatives of the Wine Trade Operational Review announced in June 2004. These included: key brand building initiatives, sale of surplus bulk wine, infrastructure consolidation, the divestment of non-strategic vineyards and enhancing organisational capability. Significantly increased levels of marketing accelerated top line growth in all regions and several new products were launched successfully.
- Key initiatives for BBWE in F06 include integration of SRP and BBWE into one organisation and maintaining above category top line growth.

Wine Clubs and Services

- Wine Clubs and Services EBITAS declined 19.5% against the prior period due mainly to reduced contribution from Wine Clubs where increased membership levels and overall volumes did not translate into earnings growth.
- The performance of the Services business was successfully stabilised during the period.
- Normalised operating cash flow prior to income tax increased 6.1% to $77.1 million representing 125% of EBITDA.
- The Wine Clubs and Services businesses were subject to a comprehensive review during fiscal 05. This review resulted in a new strategic direction for Wine Clubs leading to the planned integration of the Clubs & Services businesses into Foster's Australia and Foster's Wine Estates, the rationalisation of Services assets and write-off of obsolete inventory. These changes will result in net pre tax write-downs, provisions and other costs of $11.8 million being included as a significant item in fiscal 05.

Foster's Brewing International (FBI)

- FBI earnings growth was below expectations with EBITA increasing 1.8% to $44.4 million. Increased contribution from the New Zealand multi-beverage business, Asia operations and lower overheads offset reduced UK and US licence income and lower shipments to the Middle East.
- Normalised operating cash flow prior to income tax of $44.6 million was up 16.4% on the prior year and represented 85% of EBITDAS.
- Global Foster's brand volumes increased 2.3%, outperforming comparable brands. Foster's maintained its position as the number 7 international premium lager beer brand.

Southcorp 12 month performance

Foster's will release details of fiscal 05 results for Southcorp during the week ending 9 September 2005. Southcorp reported EBITAS for F05 was $201.1 million. This number includes hedge book profits of $45 million, and other one time items of approximately $21 million reflecting an underlying Southcorp F05 EBITAS of $135 million. The F05 Southcorp results will include significant items totalling $230 million, including a $149 million write-down of the Rosemount brand, and $78 million of restructuring and other costs principally associated with the Foster's takeover of Southcorp.

Dividend

The Directors have declared a final dividend of 10.75 cents per share fully franked. This results in a total fully franked dividend for the year of 20.00 cents per share, compared with 19.25 cents per share in 2004.

Southcorp Acquisition Accounting

In May 2005 the Group obtained control of Southcorp Limited following an off market takeover offer. In June 2005 the Group initiated the compulsory acquisition of shares in Southcorp not acquired under the offer. The final offer price of $4.26 per share resulted in purchase consideration, including acquisition costs and net debt acquired of $3.7 billion.

The net assets of Southcorp Limited have been included in Group's consolidated results at cost, measured as the fair value of the acquired net assets at the date of acquisition. This process has resulted in goodwill of $1.5 billion being booked. Southcorp also added a $20.5 million EBITAS contribution to Foster's fiscal 05 income statement. This amount has been included in the Wine Trade results.

The Southcorp hedge book has been marked to market and will therefore have no earnings impact in future years. As a result, the decision has been taken to close out the hedge book.

Independent advice has been obtained to support the fair value measurement of certain assets. An assessment of restructuring provisions and other costs has been completed and recognised in the F05 accounts where reliable estimates of the amount of the obligation could be made.

Given the size and financial complexity of the Southcorp acquisition, changes to the acquired net asset values may be made in F06, in accordance with the requirements of accounting standards, where further information is obtained to clarify the timing and/or amount of restructuring costs or the valuation of certain assets. Any such changes may affect the amount of recognised goodwill arising from the acquisition.

In addition, the Southcorp acquisition accounts are expected to change under the requirements of the Australian equivalents to International Financial Reporting Standards (AIFRS) resulting in a change to goodwill. Certain costs directly attributable to the acquisition currently capitalised to goodwill, such as restructuring costs, will be expensed to the profit and loss when F05 is restated for AIFRS. The Group is in the process of completing the AIFRS acquisition accounts.

Outlook

Forward guidance on the financial metrics associated with the acquisition of Southcorp was provided to the market in Foster's announcements in January 2005. That guidance continues to be appropriate subject to the impacts of AIFRS as announced on 29 July 2005.

Further to this, and prior to the impact of one time implementation costs, Foster's now estimates Southcorp acquisition related cost synergies of $40-50 million will be realised in F06, building to $130-145 million by F08.

Foster's confirms previous guidance that the Southcorp acquisition will be EPS neutral in F06, despite the loss of hedge book profits of approximately $30 million, and the additional acquisition cost associated with Foster's increasing its offer for Southcorp to $4.26 per share.

The combination of these synergies, in addition to continued momentum in the CUB and Wine Trade businesses, flat to modest growth from the FBI and Clubs and Services businesses, Corporate expenses in the mid $50 million range, an interest rate just under 6% and a tax rate just higher than the Australian statutory rate, will position Foster's to meet its ongoing normalised EPS growth target of 10% per year.

Comments

President and CEO, Trevor O'Hoy said:

"After a year of transformation Foster's Group sits at the doorstep of a period of sustained, strong earnings growth and today's results start to show promise of what the Group can deliver into the future."

"On a continuing business basis, normalised EPS increased 14.1% - achieving the Group's 10% earnings growth target ahead of schedule. This result was driven by strong performances from the core CUB and Wine Trade operations and lower share count."

"CUB delivered another excellent performance with EBITA growth of 11%. The breadth and depth of CUB's customer network and distribution reach continues to facilitate strong volume growth across the multi-beverage portfolio and success in new product launches."

"Foster's Global Wine Trade business delivered a strong set of results despite a period of significant change. Key initiatives outlined as part of the Wine Trade Operational Review in June 2004 were successfully implemented over the period with significantly increased marketing spend stimulating above category volume growth in all key markets."

"The successful $3.7 billion acquisition of Southcorp in May was transformational for Foster's and provided the wine business with scale, portfolio strength and significant opportunities for revenue growth. I am impressed with the considerable progress that has been made in a short space of time, bringing the BBWE and Southcorp wine businesses into a single organisation."

"It was also a year of progress at the Group level. Non-core asset disposals lead to Foster's becoming a pure beverages business for the first time. The shift to a shared service philosophy delivered cost efficiencies and effectiveness improvements. Significant progress was also made integrating our businesses and sharing organisational capabilities and I am now confident that we are working as a team to deliver the results FGL is capable of."

"Overall, I am extremely pleased with the Group's financial performance for fiscal 05. Despite a period of significant change, business momentum has been maintained, and strong earnings growth achieved.

I am confident that Foster's Group is now well positioned to drive value creation for shareholders via further accelerating momentum in multi-beverages in Australia and improving the profitability in global wine."

Group Financial Review

Please refer to information provided in the full year Financial Report (pages 25 to 41).

Earnings

Earnings per share rose 21.2% to 46.8 cents per share, benefiting from increased profits after tax and continued share buy-back activity during the first half. Net profit after tax of $936.1 million was 17.1% higher than the prior corresponding period and includes significant items of $454.3 million after tax.

On a normalised continuing business basis, earnings per share increased by 14.1% to 28.3 cents per share (refer to calculation table on page 10). Normalised net profit after tax (adjusting for significant items, SGARA, amortisation and excluding the discontinued Lensworth and Australian Leisure and Hospitality (ALH) businesses) was $566.0 million, 10.1 % higher than the previous corresponding period.

Significant Items

The result included a net significant gain of $454.3 million after tax. This net gain is comprised of the following components discussed at the half year:

- Gain on disposal of Lensworth Group - $451.2 million profit after tax. In December 2004 Foster's divested the non-core Lensworth property group for gross proceeds of $846.8 million.
- Gain on disposal of Australian Leisure & Hospitality Group (ALH) residual 10% investment - $55.4 million profit after tax. In October 2004, Foster's sold its residual 10% investment in ALH.
- Provision against the investment in Foster's USA LLC investment - $23.7 million after tax. A provision has been recognised against the investment based on current earnings estimates.
- Write-down in the carrying value of CUB assets - $10.3 million after tax. With the Kent Brewery decommissioned and Yatala expansion now complete, final details on the ongoing use and/or expected useful life of certain assets affected by the project resulted in an adjustment to asset recoverable amounts.
- Write-off of incremental investment in Sobemab - $13.9 million after tax. During the period Foster's was obligated under contract to acquire the remaining interest in Sobemab, a contract bottling operation in France. A review of the income stream and amount of goodwill for this Wine Services business resulted in this amount being expensed during the period.

In addition, the following items are included as significant:

- Gain on disposal of corporate art collection - $8.3 million profit after tax. In May 2005 Foster's divested the corporate art collection for net proceeds of $11.5 million.
- Southcorp restructuring costs - $4.6 million after tax. A significant expense of $6.5 million before tax has been recognised in F05 relating to costs incurred associated with Foster's acquisition of Southcorp. This amount comprises: net financing gains arising from hedging activities, integration project costs, the write-down of obsolete IT assets and redundancies. Further costs will be recognised in F06.
- Write-down in the carrying value of Wine Clubs & Services assets - $8.1 million after tax. During the year Foster's completed a review of its Wine Clubs and Services businesses. This review lead to a change in the strategic direction for the business and resulted in total write-downs of $11.8 million before tax being included as a significant expense in F05. This amount relates mainly to surplus bulk wine and obsolete inventory, IT assets and the rationalisation of bottling facilities.

Summary of Significant Items	Pre tax $m	Post tax $m
Disposal of Lensworth	**459.5**	451.2
Disposal of ALH 10% investment	**55.4**	55.4
Foster's USA investment provision	**(23.7)**	(23.7)
CUB assets write down	**(14.7)**	(10.3)
Sobemab goodwill write down	**(13.9)**	(13.9)
Disposal of corporate art collection	**8.3**	8.3
Southcorp restructuring	**(6.5)**	(4.6)
Wine Clubs & Services write down	**(11.8)**	(8.1)
Net Significant Items	**452.6**	454.3

Interest Expense

The Group's net interest expense pre significant items increased 12.1% to $84.0 million. The average interest rate was in line with the prior year.

Taxation

The Group's tax expense (excluding tax on significant items) increased 4.3% to $218.2 million. The overall effective tax rate is just under 31%.

Amortisation

Total Group amortisation was $88.8 million, up $20.6 million from FY04. The increase is mainly due to the inclusion of Southcorp amortisation charges totalling $10.2 million, a $5.9 million increase in Wine Trade amortisation and a $5.6 million increase in Wine Clubs and Services largely the result of a revision in the useful life of certain brand names. Total Group amortisation includes $72.5 million which will no longer be expensed under AIFRS requirements.

SGARA Accounting Standard

The measurement basis for vines and grapes prescribed by AASB 1037 Self-Generating and Re-Generating Assets (SGARA) has resulted in a negative earnings impact before interest and tax of $17.7 million ($56.1 million loss in FY04) including an expense of $0.7 million for Southcorp.

Operating Revenue

Total operating revenue decreased 6.7% to $5,444.1 million which includes significant revenue of $973.9 million comprising net proceeds (after transaction costs) on the sale of Lensworth of $809.7 million, proceeds on the sale of the 10% investment in Australian Leisure and Hospitality Limited of $132.5 million, close out of foreign exchange contracts $20.2 million and sale of artwork $11.5 million. F04 included significant revenue of $1,320.2 million associated with the sale of ALH. Net sales revenue increased 1.6% to $3,972.3 million compared with $3,908.1 million in the previous corresponding period.

Corporate Expenses

Corporate expenses for the period were $68.2 million, an increase of $8.6 million over the previous period. The increase was mainly due to one time costs of $13 million associated with the Foster's Service Review.

Earnings per share

Earnings per share rose to 46.8 cents, an increase of 21.2% over the previous corresponding period. Earnings per share calculated on a normalised basis for continuing businesses is 28.3 cents, representing a 14.1% increase on the previous corresponding period. The calculation of normalised earnings per share is provided in the table below.

Normalised EPS Calculation

12 months to 30 June	2005 $m	2004 $m	% Change
Earnings after tax – as reported	**936.1**	799.3	17.1
Amortisation expense	**88.8**	68.2	30.2
SGARA (gain)/loss (net of tax)	**12.0**	39.3	69.5
Significant items (net of tax)	**(454.3)**	(329.9)	(37.7)
Discontinued operations (net of tax)	**(16.6)**	(62.6)	(73.5)
Earnings after tax – normalised	**566.0**	514.3	10.1
Average number of shares (million)	**1,998.8**	2,070.8	(3.5)
Reported EPS (cents)	**46.8**	38.6	21.2
Normalised EPS (cents)	**28.3**	24.8	14.1

Cash Flow

Net operating cash flow was $523.4 million compared with $657.0 million in the previous corresponding period, a decrease of 20.3%. Normalised operating cash flow before interest, tax and dividends of $925.4 million increased 11.1% on F04 and represents 92% of EBITDAS compared with 91% in the prior full year period.

The calculation of normalised operating cash flow is provided in the table below.

Capital spending and investments amounted to $3,374.9 million. Total continuing operations capital expenditure of $239.8 million includes: $69.6 million for CUB's capacity expansion of the Yatala Brewery in Queensland and new national order management system, $41.8 million for BBWE's packaging facility and visitors centre at Wolf Blass and Napa bottling centre and $25.3 million of Southcorp expenditure primarily relating to packaging and warehouse facilities. Total continuing operations investment expenditure of $3,104.7 million relates primarily to the acquisition of Southcorp.

Cash Flow Highlights

12 months to 30 June	2005 $m	2004 $m	% Change
EBITDAS	1,029.6	1,021.8	
Vineyard operating expenses	(48.6)	(91.3)	
Other non-cash items	34.2	31.1	
Working capital change	(200.4)	(6.3)	
Operating cash flow before interest and tax	**814.8**	**967.9**	(15.8)
Net interest paid	(108.7)	(74.0)	
Tax paid	(185.6)	(237.6)	
Dividends received	2.9	0.7	
Net operating cash flows	**523.4**	**657.0**	(20.3)
One-off (receipts)/payments	84.4	(55.5)	
Discontinued operations	(25.7)	(93.7)	
Normalised net operating cash flows	**582.1**	**507.8**	14.6
Capital expenditure	(239.8)	(279.6)	
Investments	(3,104.7)	(98.2)	
Discontinued operations	(30.4)	(15.1)	
Capital expenditure and investments	**(3,374.9)**	**(392.9)**	
Asset sale proceeds	247.2	12.6	
Business sales proceeds	786.2	1,311.6	
Net loan repayment proceeds	5.5	6.8	
Dividends paid	(300.3)	(667.7)	

Balance Sheet

Exchange Rates

Balance sheet items denominated in US dollars have been translated at the 30 June 2005 closing exchange rate of $A1 = US$0.7632 (2004: $A1 = US$0.6913). The average exchange rate used for profit and loss purposes was $A1 = US$0.7499 (2004: $A1 = US$0.7097).

Debt and Gearing

Net debt, comprising borrowings less cash in the bank, increased from $1,662.2 million to $4,236.6 million in the twelve month period from 30 June 2004 mainly due to the debt funding of the Southcorp acquisition offset by cash proceeds from Lensworth and ALH.

EBITAS interest cover was 10.7 times. Gearing (net debt to total shareholders' funds) was 85.7%, up from 16.4% at 31 December 2004 and 36.1% at 30 June 2004.

Net Assets

Net Assets increased by $6.9 million since 31 December 2004 to $4,944.1 million.

Currency Management & Treasury

During the first half of F05, Foster's restructured a portion of its debt and interest rate portfolio with the Group successfully pricing a US$300 million offering of 4.875% notes, due October 1 2014. The net proceeds from the offering were used to repurchase US$118.65 million (or 59.3%) of the company's outstanding US$200 million 6.75% notes due November 2005, €120 million (or 40%) of its March 2005 5.75% €300 million notes and US$40 million (or 8%) of its outstanding June 2011 6.875% US$500 million notes.

In June 2005 Foster's successfully completed the permanent re-financing of the acquisition of Southcorp in three stages:

- a GBP 525 million 1, 3, and 5 year multi-currency syndicated revolving facility;
- a US$300 million 7 year multi-currency syndicated revolving facility; and
- a US$1.0 billion bond issue comprising US$700 million of 10 year notes with a coupon of 5.125% and US$ 300 million of 30 year notes with a coupon of 5.875%.

65% of the Group's A$5.0 billion gross debt is denominated in US Dollars. Of the total debt, 56% is at fixed rates and 44% is floating. Foster's has a transactional hedge book that will expire during the first half of F06. The Southcorp hedgebook has been marked to market and will be closed out. The Group's policy will be to manage hedging on a Group wide net basis

Portfolio & Capital Management

The purchase of Southcorp Limited, via an off-market takeover at $4.26 per share, was completed during the period for gross consideration of $3.7 billion. By 11 May 2005, Foster's had acquired over 50% of the outstanding shares of Southcorp and commenced consolidating the Southcorp results. The Southcorp acquisition added a net $20.5 million EBITAS contribution to Foster's F05 results. By 28 May, Foster's had acquired more than 90% of Southcorp's outstanding shares, permitting compulsory acquisition of the remaining outstanding shares. At 29 July 2005, Foster's had acquired 100% beneficial ownership of Southcorp.

The divestment of the Lensworth Property group was completed during the period for gross proceeds of $846.8 million and a significant post-tax gain of $451.2 million. This sale represents the divestment of the final non-core asset in the Foster's premium beverages portfolio.

Share buy-back activities during the period included the on-market purchase of 28.7 million shares. The share buy-back program was suspended in January 2005 due to the Group's bid for Southcorp Limited.

AASB 1047 - International Financial Reporting Standards

Foster's will be required to adopt the Australian equivalents to International Financial Reporting Standards (AIFRS) in its first fully compliant financial statements for the year ended 30 June 2006. The Group disclosed the key changes in accounting policies expected for Foster's and provided estimates of the adjustment required on transition to AIFRS and the expected ongoing impact of the changes to the income statement in a disclosure to the market on 29 July 2005. The release included the following key points:

- Application of AIFRS does not change Foster's business strategy, cash flows, or ability to continue to pay dividends;
- Foster's estimates a $1.2 billion reduction to net assets on transition to AIFRS at 1 July 2004. This reduction is due mainly to de-recognition of internally generated intangible assets (brand names and mailing lists) and deferred tax adjustments;
- Restated net profit under AIFRS for the half year ended 31 December 2004 is $26 million higher than the $757 million the Group previously reported under AGAAP. This increase is due mainly to the elimination of goodwill amortisation under AIFRS;

Organisational Structure

In May 2005, Foster's announced a new organisational structure that better aligns the Group to achieve its strategic objectives. Effective from 1 July 2005:

- The newly created "Foster's Australia" will comprise CUB's supply chain operations and the integrated consumer and customer facing and route-to-market elements of CUB and BBWE Australia; and
- The newly created "Foster's Wine Estates" will comprise the global wine supply chain operations, the marketing of global wine brands, wine sales and marketing activities in North America, Europe and Asia and Foster's multi-beverage business in New Zealand.

For F06 Foster's will continue to report financial results in the current (F05) format.

Operating Review

Divisional EBITAS Summary

12 months to 30 June	2005 $m	2004 $m	% Change
Carlton and United Beverages	**577.3**	520.1	11.0
Foster's Brewing International	**44.4**	43.6	1.8
Wine Trade*	**268.2**	229.6	16.8
Wine Clubs and Services	**50.0**	62.1	(19.5)
Beringer Blass Wine Estates	**318.2**	291.7	9.1
Corporate	**(68.2)**	(59.6)	(14.4)
EBITAS Continuing Businesses	**871.7**	795.8	9.5
EBITAS Discontinued Operations	**24.1**	89.3	(73.0)
Total EBITAS	**895.8**	885.1	1.2
SGARA	**(17.7)**	(56.1)	68.4
EBITA	**878.1**	829.0	5.9
Amortisation	**(88.8)**	(68.2)	(30.2)
EBIT	**789.3**	760.8	3.7

* Includes 6 week contribution from Southcorp Limited.

Carlton and United Beverages (CUB)

Carlton and United Beverages operates Foster's Australian multi-beverage business consisting of beer, pre-mixed spirits, spirits, popular table wine, cider, juices and other non-alcohol drinks.

12 months to 30 June	2005 $m	2004 $m	% Change
Alcohol Volumes (millions 9L cases)	**108**	108	-
Beer Volumes (millions 9L cases)	**102**	103	(1.0)
Net Sales Revenue	**1,883.0**	1,774.5	6.1
Depreciation	**49.1**	42.9	(14.5)
EBITA – Continuing Business	**577.3**	520.1	11.0
EBITA/NSR Margin (%)	**30.7%**	29.3%	1.4pts
Normalised OCFPIT	**620.4**	586.1	5.9
Normalised OCFPIT/EBITDA (%)	**99.0%**	104.1%	(5.1)pt
ROCE (%)	**32.3%**	31.6%	0.7pts
EBITA - Discontinued operations (ALH)*	**-**	39.5	

*Divested on 5 November 2003

- CUB delivered an excellent F05 performance with EBITA increasing 11.0% to $577.3 million.
- Operating cash flow of $620.4 million represented 99% of EBITDA.
- Total volumes declined slightly (0.3%) with reduced beer volumes largely offset by growth in RTD's and wine as CUB continued to make strong gains from its multi-beverage portfolio.
- While the beer market experienced volume declines of 1.2%, growth in the premium segment supported value growth of 3.7%. CUB beer volumes declined 1.2%, in line with the market. Lower light and regular segment volumes were partly offset by continued growth in premium and imported and mid-strength segment volumes. VB volumes reduced but strong gains for Carlton Draught led to CUB increasing its share of the regular segment (AC Nielsen May 05 MAT). Carlton Draught had the largest growth in value and volume of any Australian produced beer in the Australian market. (AC Nielsen). Within the premium segment, Corona also made strong gains.
- CUB achieved tremendous success in the RTD and Glass Spirit categories, driven by Cougar and The Black Douglas. RTD volumes grew 24.9% in a market growing 10.5% and Glass spirits volumes grew 7.6% in a market that declined 3.6%.
- Wine volumes benefited from the introduction of Half Mile Creek to the portfolio and its success in the independent and national customer channels.
- Net Sales Revenue growth of 6.1% was a result of favourable beer pricing, mix shift to premium beer and RTD's, increased wine volumes and favourable channel mix.
- Cost efficiencies resulting from the completion of the capacity expansion of the Yatala Brewery (Qld) and closure of the Kent Brewery (NSW) – part of CUB's transition to a national supply chain network - helped drive Net Margin growth of 8.3%.
- Advertising and Promotional expenditure increased 6.9% as CUB continued to invest in core brand initiatives, new products and brand re-launches. Major F05 initiatives included: the re-launch of Victoria Bitter, new creative campaigns for Crown Lager and Carlton Mid-strength and the launch of new products Pure Blonde, Cougar Rum and Cola and VB Original Ale.
- Foster's expects that CUB earnings momentum will continue in F06 with growth expected to be generally consistent with the past two years. We expect growth to be driven by modest price increases, continued mix improvement, cost efficiencies, continued volume growth in the non-beer portfolio, and CUB's distribution penetration and extensive customer relationships.

Foster's Brewing International (FBI)

Foster's Brewing International is responsible for the management of Foster's brand equity globally, the operational businesses in Asia, international beer exports and the multi-beverages platform in the Greater Pacific.

12 months to 30 June	2005 $m	2004 $m	% Change
Volume (millions 9L cases)*	**107**	104	3.0
Net Sales Revenue (including royalties and Joint Venture income)	**263.8**	254.8	3.5
Depreciation	**8.0**	7.0	(14.3)
EBITA	**44.4**	43.6	1.8
EBITA/NSR Margin (%)	**16.8%**	17.1%	(0.3)pts
Normalised OCFPIT	**44.6**	38.3	16.4
Normalised OCFPIT/EBITDA (%)	**85.1%**	75.7%	9.4pts
ROCE (%)	**20.6**	19.7	0.9pts
*Includes non beer volumes			

- FBI EBITA increased 1.8% to $44.4 million.
- Reduced earnings growth was due mainly to the roll off of transactional hedge cover in the second half of the year.
- Operating cash flow is $44.6 million up 16.4% on the prior year and represents 85% of EBITDAS.
- Increased contribution from the New Zealand multi-beverage business, Asia and lower overheads offset reduced licence income and lower shipments to the Middle East.
- Global Foster's brand volumes increased 2.3% on last year outperforming comparable international premium lager brands.
- Europe, Middle East and Africa (EMEA) volumes were up 3.2% driven by the UK and Europe licence business. The African & Eastern distribution company continues to perform above expectations.
- Greater Pacific contribution increased with volume growth across the Samoa, Fiji and New Zealand multi-beverage businesses.
- Greater Asia delivered positive earnings for the full year driven by strong volumes in India.
- US licence volumes were down 11%. This business continues to perform below expectations.

Total Wine Trade (including SRP)

12 months to 30 June	2005* $m	2004 $m	% Change	SRP 6 wks to 30 June
Wine Trade*				
Volume (000' 9L cases)	**21,230**	15,617	35.9	3,012
Net Sales Revenue (A$m)	**1,329.0**	1,061.7	25.2	155.0
Depreciation (A$m)	**55.6**	50.4	(10.3)	3.9
EBITAS (A$m)	**268.2**	229.6	16.8	20.5
EBITAS / NSR Margin (%)	**20.2**	21.6	(1.4)pts	13.2
Normalised OCFPIT	**232.2**	175.1	32.6	20.9
Normalised OCFPIT/EBITDAS (%)	**71.7**	62.5	9.2pts	85.7
ROCE (%)	**7.2**	6.1	1.1pts	6.8
At Constant Exchange Rate[1]				
Net Sales Revenue	**1,329.0**	1,023.4	29.9	
EBITAS	**268.2**	222.3	20.6	

* Includes 6 week contribution from Southcorp Limited.

- The Total Wine Trade F05 results include a 6 week contribution from Southcorp Limited as Foster's commenced consolidating Southcorp results from 12 May 2005. The Southcorp impact on the various line items is shown in the right hand column of the table above.

[1] F04 results restated based on F05 actual exchange rates

BBWE Wine Trade

The information below excludes the 6 week Southcorp Limited contribution.

The BBWE Wine Trade division includes all wine sold through traditional wine trade channels in Asia Pacific, North America and UK / Europe.

12 months to 30 June	2005* $m	2004 $m	% Change
BBWE Wine Trade*			
Volume (000' 9L cases)	**18,217**	15,617	16.6
Net Sales Revenue (A$m)	**1,174.0**	1,061.7	10.6
Depreciation (A$m)	**51.7**	50.4	(2.6)
EBITAS (A$m)	**247.7**	229.6	7.9
EBITAS / NSR Margin (%)	**21.1**	21.6	(0.5)pts
Normalised OCFPIT	**211.3**	175.1	20.7
Normalised OCFPIT/EBITDAS (%)	**70.6**	62.5	8.1pts
ROCE (%)	**7.2**	6.1	1.1pts
At Constant Exchange Rate[1]			
Net Sales Revenue	**1,174.0**	1,023.4	14.7
EBITAS	**247.7**	222.3	11.4

- The BBWE Wine Trade business delivered strong results in a year of significant change. EBITAS increased 7.9% to $247.7 million, or 11.4% at constant exchange rates, ahead of previous guidance. EBITAS margins were strong at 21.1%, despite significant increases in brand building expenditure.
- Global volumes increased 16.6%, with solid growth recorded in all selling regions with performance trends improving significantly during the year.
- Core global brands, Wolf Blass and Beringer, responded strongly to increased brand building investment, growing volumes at 38% and 13% respectively.
- Net sales revenue increased 14.7% at constant exchange rates, only marginally below volume growth due to geographic and product mix changes, reflecting higher growth rates in Europe, Middle East & Africa (EMEA) and at commercial price points.
- Brand investment, mainly behind core brands, increased 31.3% over the prior year at constant FX rates.
- Strong operating cash flow was again a major highlight, with normalised operating cash flow of $211.3 million, a 20.7% increase over the prior period and representing 71% of EBITDAS. This result excludes the sale of bulk wine in North America which contributed a further $34.9 million to operating cash flows.
- During the year, BBWE successfully implemented the key initiatives of the Wine Trade Operational Review (WTOR) announced in June 2004.

[1] F04 results restated based on F05 actual exchange rates

- Revenue growth initiatives were successfully executed with significantly increased marketing spend and new packaging stimulating solid growth rates in all key markets. Wolf Blass volumes grew 38% globally and surpassed 4.1 million cases, whilst Beringer volumes grew 13%, to 8.1 million cases.
- Innovation capability was significantly enhanced during the year and several new products were launched successfully, including Chateau St. Jean California range, White Lie, Cartwheel and Greg Norman Estates California range.
- Supply chain initiatives were substantially completed as planned, including:
  - Disposal of surplus bulk wines;
  - Divestment of non strategic vineyards in the US;
  - Significant improvement in supply demand alignment and short and long term planning capability;
  - Packaging consolidation at the Wolf Blass facility on track;
  - Global supply savings ahead of expectations
- Organisational capability has been significantly developed across all functions. Global supply and innovation teams are now established, and strong performance orientation established.

- Foster's expects recent increases in brand investment, improving industry dynamics in North America and the ongoing benefits of the WTOR to drive a continuation of the underlying F05 momentum in the BBWE Wine Trade business at constant FX rates. However, the roll off of the BBWE hedge book early in F06 is expected to erode approximately 6 percentage points of growth.
- We expect underlying earnings momentum to continue despite further increases in brand investment in F06, which will achieve optimum spend levels of around 8-10% of revenue.
- We expect F06 Southcorp earnings growth on F05 earnings (net of the impact of hedge book profits and one time items) to exceed the underlying BBWE Trade F06 earnings growth rates driven primarily by the benefits of Veraison initiatives and improving brand performance. We expect this despite a substantial increase in brand investment to better align Southcorp spend levels with those of BBWE.

BBWE Wine Trade – Americas

BBWE Wine Trade Americas encompasses the sale of BBWE's global portfolio of wines in the North American markets of the United States and Canada.

12 months to 30 June	2005 $m	2004 $m	% Change
BBWE Wine Trade Americas			
Volume (000' 9L cases)	**12,004**	10,633	12.9
Net Sales Revenue (A$m)	**777.8**	732.0	6.3
EBITAS (A$m)	**152.1**	138.2	10.1
EBITAS / Net sales revenue (%)	**19.6**	18.9	0.7pts
At Constant Exchange Rate[1]			
Net Sales Revenue	**777.8**	692.7	12.3
EBITAS	**152.1**	130.8	16.3

- The BBWE Trade Americas business delivered a solid performance. EBITAS increased 10.1% to $152.1 million or 16.3% at constant exchange rates. Volumes and revenues (at constant exchange rates) grew 12.9% and 12.3% respectively.
- Market performance trends continued to improve during the year. Depletions grew 7.2% for the year, and 11.0% for the last quarter of the year. Similarly, Nielsen performance trended positively as the year progressed, with Nielsen growth (volume) for the 52 week, 26 week and 4 week periods ending July 2, 2005 at 5.0%, 11.6% and 18.2% respectively. The total wine category grew 2% in volume terms over the year according to Nielsen read channels, whilst premium wine growth was significantly stronger at 7.6%.
- Increased investment in brand building and in sales and marketing capability contributed significantly to BBWE results in the Americas.
- Wolf Blass and Beringer performed well in North America, growing at 38.2% and 11.4% respectively. Beringer responded strongly to new packaging and media, with volumes of all key sub brands well up on the prior year, strengthening Beringer's leadership position in the US. Founder's Estate volumes grew 17.0%, White Zinfandel 6.5%, Stone Cellars 17.1% and Beringer Luxury 9.7%.
- The luxury portfolio recorded strong growth including Chateau St. Jean up 44.2% and Stag's Leap up 13.0%.

[1] F04 results restated based on F05 actual exchange rates

BBWE Wine Trade – Asia Pacific

Asia Pacific Wine Trade sells BBWE's global portfolio of wines in the Asia Pacific Region.

12 months to 30 June	2005 $m	2004 $m	% Change
BBWE Wine Trade Asia Pacific			
Volume (000' cases)	**4,000**	3,479	15.0
Net Sales Revenue (A$m)	**271.9**	242.0	12.4
EBITAS (A$m)	**78.6**	72.5	8.4
EBITAS / Net sales revenue (%)	**28.9**	30.0	(1.1)pts

- The BBWE Trade Asia Pacific region continued to deliver solid volume growth despite challenging market conditions. EBITAS increased 8.4% against the prior year, reflecting strong growth in revenues, and significant brand investment.
- Shipment volumes increased 15.0%, significantly exceeding the total wine category and premium bottled growth rates of 1.9% and 3.9% (source: AC Nielsen MAT @ July 2005). Revenues grew below volume growth at 12.4%, reflecting adverse product and channel mix. In addition, the overall wine market softened significantly in Australia over the period, driving increased competitive tension.
- Despite slower market growth, core and regional brands performed strongly. Wolf Blass volumes grew 14.5% behind continued media and trade activity, stretching its position as the number 1 bottled wine brand by value and volume in Australia. Yellowglen cemented its leadership position in the sparkling category, with volumes growing 28.5% behind media and innovation initiatives. Other premium brands such as Annie's Lane, Pepperjack, T'Gallant and Matua contributed to growth and importantly, continued portfolio balance.

BBWE Wine Trade – EMEA

BBWE's Europe Trade business includes sales of BBWE's global portfolio of wines to the UK and European markets.

12 months to 30 June	2005 $m	2004 $m	% Change
BBWE Wine Trade EMEA			
Volume (000' cases)	**2,213**	1,505	47.0
Net Sales Revenue (A$m)	**124.3**	87.7	41.7
EBITAS (A$m)	**17.0**	18.9	(10.1)
EBITAS / Net sales revenue (%)	**13.7**	21.6	(7.9)pts
At Constant Exchange Rate [1]			
Net Sales Revenue	**124.3**	88.4	40.6
EBITAS	**17.0**	19.0	(10.5)

- The BBWE Trade Europe region enjoyed a very successful year, growing its base business significantly and developing scale and presence in this key market.
- Shipment volumes increased 47% on prior year, with strong growth in the focus markets of the UK and Ireland driven by Wolf Blass. Total volumes in the UK grew 76% and Ireland 26%.
- EBITAS declined 10.1% to $17.0 million primarily due to the significant increase in marketing investment.
- Marketing spend increased 231%, primarily to support Wolf Blass growth plans in Ireland and the UK. The brand responded positively, posting significant growth in both markets. Wolf Blass was one of the fastest growing brands in the UK, growing 85%, and importantly, growing at a significant premium to the total wine market that was up 5.6% (AC Nielsen MAT to 9 July 2005). [1]

[1] F04 results restated based on F05 actual exchange rates

Wine Clubs & Services

Foster's Wine Clubs division sells wine directly to over one million members through its various wine clubs worldwide. The major components of the Clubs' business include Cellarmaster (Australia), Pallhuber (Germany), BDVI (Netherlands and Belgium), Windsor and International Wine Accessories (United States), Cardmember (New Zealand) and Cellarmaster (CH/DE) (Switzerland and Germany). Foster's Wine Services division provides services to the wine industry, including contract bottling, warehousing, distribution and the supply of wine packaging materials. Businesses are located in Australia, New Zealand and France.

12 months to 30 June	2005 $m	2004 $m	% Change
Wine Clubs & Services			
Volume (000' cases)	**2,896**	2,852	1.6
Net Sales Revenue (A$m)[2]	**591.3**	585.5	1.0
Depreciation (A$m)	**11.7**	15.2	23.0
EBITAS (excl SGARA) (A$m)	**50.0**	62.1	(19.5)
EBITAS / NSR Margin (%)	**8.5**	10.6	(2.1)pts
Normalised OCFPIT (A$m)	**77.1**	72.7	6.1
Normalised OCFPIT/EBITDAS (%)	**125.0**	94.0	31.0pts
ROCE (%)	**7.7**	9.0	(1.3)pts
At Constant Exchange Rate[1]			
Net Sales Revenue	**591.3**	585.4	1.0
EBITAS	**50.0**	62.1	(19.5)

During F05, significant progress was made stabilising and refocussing the Wine Clubs and Services business. EBITAS of $50.0 million was 19.5% below the prior period due largely to reduced contribution from the Wine Clubs businesses where increasing membership levels and volumes did not translate into earnings growth. The performance of the Services business stabilised during the period.

Major factors contributing to the result including the following:

Asia Pacific

- Reduced contribution from the Wine Clubs Cellarmaster business (Australia). where unit revenue declines, increased customer acquisition costs and wine taxes impacted EBITAS.
- Wine Services contribution declined slightly as a result of lower contract bottling and cork and packaging materials margins.

[1] F04 results restated based on F05 actual exchange rates

[2] Wine Clubs and Services Net Sales Revenue (NSR) includes inter-segment NSR of $63.0 million (2004 $47.7 million).

Europe

- EBITAS was slightly above prior year due to strong Pallhuber and Sobemab (contract bottling) performance offset by BVI (clubs business) underperformance.

Americas

- EBITAS was behind prior year due to Windsor volume decline, increased freight rates and poor response rates to holiday advertising campaigns.

Wine Clubs & Services Business Review

During F05 Wine Clubs and Services underwent a comprehensive business review. The major outcomes of the review included:

- The planned integration of the Wines Clubs & Services businesses into Foster's regional businesses during F06;
- Realignment of the Wine Clubs consumer proposition to better meet customer needs;
- Rationalisation of Services assets; and
- The write-off of surplus bulk wine, obsolete inventories and obsolete IT assets.

These changes have resulted in an amount of $11.8 million being included as a significant item in F05 (refer pages 8 and 9). Portfolio review outcomes are still to be finalised and Foster's will make further announcements at the appropriate time.

Wine Clubs and Services will continue to report as a separate entity only until the end of F06, after which the businesses will be reported as part of the regional Foster's businesses.

Lensworth

Lensworth was the Group's residential property business that contributed F05 EBITA of $24.1 million prior to being sold on 9 December 2004. This compares with $49.8 million for F04.

Foster's Group Limited and its controlled entities
Statements of Financial Performance for the financial year ended 30 June

	Note	Consolidated 2005 $m	2004 $m
Net sales revenue	1	**3,972.3**	3,908.1
Cost of sales		**(1,990.8)**	(2,020.9)
Gross profit		**1981.5**	1887.2
Other operating revenue	1, 2	**1,363.8**	1,783.7
Selling expenses		**(289.0)**	(454.2)
Marketing expenses		**(379.6)**	(343.8)
Distribution expenses		**(112.4)**	(106.6)
Administration expenses		**(674.9)**	(632.2)
Other expenses	2	**(638.1)**	(1,188.8)
Share of net profits of associates and joint ventures accounted for using the equity method	4, 7	**5.7**	4.6
Earnings before interest and income tax		**1,257.0**	949.9
Interest revenue		**108.0**	143.3
Borrowing expenses		**(207.1)**	(238.2)
Net interest (expense) / income		**(99.1)**	(94.9)
Profit from ordinary activities before income tax		**1,157.9**	855.0
Income tax (expense)/benefit		**(216.5)**	(48.3)
Net profit		**941.4**	806.7
Net profit attributable to outside equity interest		**(5.3)**	(7.4)
Net profit attributable to members of Foster's Group Limited		**936.1**	799.3
Exchange differences on translation of financial report of foreign controlled entities, net of hedging		**(144.9)**	(47.3)
Total revenues, expenses and valuation adjustments attributable to members of Foster's Group Limited and recognised directly in equity		**(144.9)**	(47.3)
Total changes in equity other than those resulting from transactions with owners as owners		**791.2**	752.0
Earnings per share (cents)	5		
Basic		**46.8**	38.6
Diluted		**46.8**	38.6

The statement of financial performance should be read in conjunction with the accompanying notes.

Foster's Group Limited and its controlled entities
Statements of Financial Position at 30 June

	Note	Consolidated 2005 $m	Consolidated 2004 $m
Current assets			
Cash assets		**792.1**	709.6
Receivables		**989.3**	692.1
Inventories		**1,497.5**	1,054.8
Other financial assets		**-**	0.1
Other current assets		**57.4**	55.8
Total current assets		**3,336.3**	2,512.4
Non-current assets			
Receivables		**80.7**	82.8
Inventories		**439.1**	552.6
Investments accounted for using the equity method	7	**62.0**	91.3
Other financial assets		**-**	76.9
Property, plant and equipment		**2,555.4**	2,142.5
Agricultural assets		**419.6**	265.3
Intangible assets		**4,368.7**	2,285.8
Deferred tax assets		**365.2**	387.0
Other non-current assets		**118.3**	46.5
Total non-current assets		**8,409.0**	5,930.7
Total assets		**11,745.3**	8,443.1
Current liabilities			
Payables		**1,039.7**	722.0
Interest bearing liabilities		**597.1**	1,112.2
Current tax liabilities		**45.8**	53.9
Provisions		**182.9**	172.1
Total current liabilities		**1,865.5**	2,060.2
Non-current liabilities			
Payables		**105.4**	126.4
Interest bearing liabilities		**4,431.6**	1,259.6
Deferred tax liabilities		**325.7**	307.8
Provisions		**73.0**	88.9
Total non-current liabilities		**4,935.7**	1,782.7
Total liabilities		**6,801.2**	3,842.9
Net assets		**4,944.1**	4,600.2
Equity			
Shareholders' interest			
Contributed equity	8	**3,524.0**	3,570.7
Reserves		**(289.3)**	(75.8)
Retained profits	9	**1,670.9**	1,060.5
Total parent entity interest		**4,905.6**	4,555.4
Outside equity interests in controlled entities		**38.5**	44.8
Total equity		**4,944.1**	4,600.2

The statement of financial position should be read in conjunction with the accompanying notes.

Foster's Group Limited and its controlled entities
Statements of Cash Flows for the financial year ended 30 June

	Consolidated	
	2005	2004
	$m	$m
	Inflows/ (Outflows)	Inflows/ (Outflows)
Cash flows from operating activities		
Receipts from customers	**5,789.8**	6,110.8
Payments to suppliers, governments and employees	**(4,975.0)**	(5,127.3)
Dividends received	**2.9**	0.7
Interest received	**132.3**	160.0
Borrowing costs	**(241.0)**	(249.6)
Income taxes paid	**(185.6)**	(237.6)
Net cash flows from operating activities	**523.4**	657.0
Cash flows from investing activities		
Payments to acquire controlled entities (net of cash balances acquired)	**(3,059.4)**	-
Payments to acquire outside equity interest in controlled entities	**(22.7)**	(17.8)
Payments for property, plant, equipment and agricultural assets	**(239.9)**	(290.6)
Payments for acquisition of investments/other assets	**(31.2)**	(84.5)
Net proceeds from repayment of loans	**5.5**	6.8
Proceeds from sale of property, plant and equipment	**108.6**	11.6
Proceeds from sale of investments and other assets	**138.6**	1.0
Proceeds from sale of controlled entities	**786.2**	1,311.6
Net cash flows from investing activities	**(2,314.3)**	938.1
Cash flows from financing activities		
Payments for shares bought back	**(148.0)**	(514.8)
Proceeds from issue of shares and exercise of options	**1.5**	0.6
Proceeds from borrowings	**5,885.7**	30.5
Repayment of borrowings	**(3,547.3)**	(73.4)
Distributions to outside equity interest	**(6.3)**	(0.6)
Dividends paid	**(300.3)**	(667.7)
Net cash flows from financing activities	**1,885.3**	(1,225.4)
Total cash flows from activities	**94.4**	369.7
Cash at the beginning of the year	**706.8**	337.6
Effects of exchange rate changes on foreign currency cash flows and cash balances	**(9.3)**	(0.5)
Cash at the end of the year	**791.9**	706.8

The statement of cash flows should be read in conjunction with the accompanying notes.

Note 1 Operating Revenue

	Consolidated 2005 $m	2004 $m
Net Sales Revenue	**3,972.3**	3,908.1
Other Operating Revenue	**1,363.8**	1,783.7
Interest revenue	**108.0**	143.3
Total Operating Revenue	**5,444.1**	5,835.1

Net sales revenue comprises:

	2005 $m	2004 $m
net beer sales (excluding royalties)	**2,098.5**	1,978.3
net wine sales	**1,857.3**	1,599.5
royalties	**40.9**	45.6
	3,996.7	3,623.4
inter-segment sales	**(24.4)**	(15.9)
continuing operations	**3,972.3**	3,607.5
discontinued operations	**-**	321.9
inter-segment sales	**-**	(21.3)
Net sales revenue	**3,972.3**	3,908.1

Other operating revenue

	2005 $m	2004 $m
dividends	**2.9**	0.7
property	**90.6**	245.3
rent	**0.1**	1.4
sale of assets/investments	**222.1**	12.6
proceeds on sale of controlled entities	**809.7**	1,320.2
SGARA	**-**	8.4
other income	**249.9**	205.3
inter-segment sales	**(11.5)**	(10.2)
Other operating revenue	**1,363.8**	1,783.7
Comprising:		
Continuing	**470.5**	225.1
Discontinuing	**904.8**	1,568.8
inter-segment sales	**(11.5)**	(10.2)
	1,363.8	1,783.7

Sales revenue is net of trade discounts and volume rebates.

Net sales of beer, wine and other alcoholic beverage products is after deducting excise and other duties and taxes of $1,735.5 million (2004: $1,825.3 million). Net sales includes amounts for freight charged to customers. Net beer sales revenue includes the sale of spirits, ciders, water and certain wine products. Other income mainly includes non-alcoholic beverage income, sales by Capital Liquor (a division of CUB), hop extract sales, bio-resources income and wine club membership fees.

Discontinued operations are further explained in Note 3.

SGARA revenue is the net market value increment in vines and grapes in accordance with AASB 1037 'Self-Generating and Regenerating Assets'.

Interest revenue includes interest income from interest rate swaps of $71.9 million (2004: $109.3 million).

Note 2 Significant Items

	Consolidated	
	2005	2004
	$m	$m
(tax effect nil unless otherwise stated)		
Divestment of Lensworth (tax expense applicable $8.3 million)	**459.5**	-
Sale of 10% shareholding in Australian Leisure and Hospitality Group Limited (ALH)	**55.4**	-
Australian Beer recoverable amount write-down to assets affected by the 2003 Operational review (tax benefit applicable $4.4 million)	**(14.7)**	-
Foster's USA partnership investment provision	**(23.7)**	-
Sobemab goodwill recoverable amount write-down	**(13.9)**	-
Wine Clubs and Services recoverable amount asset write-downs and provisions (tax benefit applicable $3.7 million)	**(11.8)**	-
Southcorp Integration costs (tax benefit applicable $1.9 million)	**(6.5)**	-
Sale of Corporate Artwork	**8.3**	-
Divestment of ALH (tax expense applicable $1.2 million)	-	553.1
Treasury initiatives		
- realignment of the foreign exchange book including the close-out of contracts extending to July 2006 (tax expense applicable $10.4 million).	-	34.7
- Financing cost due to the restructure of certain debt maturities and interest rate hedge risk (tax benefit applicable $6.8 million).	-	(20.0)
Treasury initiatives (tax expense applicable $3.6 million)	-	14.7
Lensworth release of provisions and litigation cost recovery (tax expense applicable $9.2 million).	-	34.7
Wine Trade operational review		
- Excess inventory write-down (tax benefit applicable $62.3 million)	-	(155.8)
- Australian winery and US vineyard rationalisation (tax benefit applicable $7.8 million)	-	(24.1)
- Onerous grape supply contracts (tax benefit applicable $14.7 million)	-	(35.8)
- Onerous oak barrel lease contracts (tax benefit applicable $16.4 million)	-	(39.9)
- Restructuring and other costs (tax benefit applicable $10.5 million)	-	(33.8)
Wine Trade operational review (tax benefit applicable $111.7 million)	-	(289.4)
Write-downs and other costs reported at 31 December		
- Wine inventory write-down (tax benefit applicable $38.9 million)	-	(73.9)
- Other wine asset write-downs, Australian vineyard rationalisation and other costs (tax benefit applicable $18.9 million)	-	(45.1)
- International Beer costs and provisions (tax benefit applicable $0.5 million)	-	(3.0)
- Additional superannuation fund contributions and Group IT asset write-down (tax benefit applicable $4.8 million)	-	(22.0)
	-	(144.0)
Total significant items (2005 tax benefit applicable $1.7 million; 2004 tax benefit applicable $160.8 million)	**452.6**	169.1

Significant item expenditure have been predominantly disclosed in "other expenses" in the statement of financial performance.

Included in 2005 Southcorp integration costs are net financing gains of $5.1 million which includes $15.1 million significant interest expense arising from hedging activities.

In May 2004 the Group completed a comprehensive review of its foreign exchange transactional hedging and implemented a new Treasury operating policy, which led to a major restructuring of existing hedge cover and a determination that certain contracts to which hedge accounting had been previously applied had not been properly designated as hedges. As a consequence, hedge accounting was discontinued for these contracts in 2004. Of the realised gain of $34.7 million an amount of $20.0 million refers to unrealised gains on outstanding forward exchange contracts (part of the US$ denominated contracts having a face value of $1,647 million) at 30 June 2003.

Note 3 Discontinued Operations

Lensworth and Australian Leisure and Hospitality division (ALH) have both been recognised as discontinued operations, following the divestment of these businesses on 9 December 2004 and 5 November 2003 respectively. The continued retention of Lensworth and ALH was not considered essential for the execution of the Group's premium branded beverage strategy.

	Consolidated	
	2005	2004
	$m	$m
Consolidated financial performance information		
Net sales revenue	**-**	321.9
Cost of sales	**-**	(145.2)
Gross profit	**-**	176.7
Other operating revenue	**904.8**	1,568.8
Selling expenses	**(57.0)**	(239.3)
Marketing expenses	**-**	(9.5)
Administration expenses	**(9.5)**	(74.3)
Other expenses	**(354.7)**	(746.8)
Earnings before interest and income tax	**483.6**	675.6
Net interest expense	**-**	-
Income tax expense	**-**	-
Net profit	**483.6**	675.6
Consolidated financial position information		
Cash assets	**-**	15.5
Receivables	**-**	0.7
Inventories	**9.3**	88.5
Other current assets	**-**	0.4
Total Current Assets	**9.3**	105.1
Receivables	**-**	1.9
Inventory	**7.3**	230.3
Property, plant and equipment	**-**	1.6
Intangible assets	**-**	1.0
Total Non-Current Assets	**7.3**	234.8
Total Assets	**16.6**	339.9
Payables	**13.3**	58.3
Provisions	**0.4**	2.6
Total Current Liabilities	**13.7**	60.9
Payables	**12.9**	0.0
Provisions	**0.4**	0.7
Total Non-Current Liabilities	**13.3**	0.7
Total Liabilities	**27.0**	61.6
Net Assets	**(10.4)**	278.3
Consolidated cash flow information		
Cash Flows related to Operating activities		
Receipts from customers	**89.3**	705.4
Payments to suppliers, governments and employees	**(114.7)**	(612.0)
Net Operating Cash Flows	**(25.4)**	93.4
Cash Flows related to Investing activities		
Payment for purchases of property, plant and equipment	**(0.1)**	(11.0)
Proceeds from sale of property, plant and equipment	**4.5**	0.1
Payments for acquisition of investments and other assets	**(30.3)**	(4.0)
Proceeds from sale of controlled entities	**786.2**	1,311.6
Net Investing Cash Flows	**760.3**	1,296.7
Cash Flows related to financing activities		
Transfer of cash from discontinued operation	**(741.0)**	(1,431.4)
Net increase / (decrease) in cash held	**(6.1)**	(41.3)

Note 4 Segment Results

	Total assets $m	Total liabilities $m	Acquisition of property, plant & equipment, agricultural assets & intangibles $m	Depreciation and amortisation expense $m	Non-cash expenses other than depreciation and amortisation $m
			2005		
Industry segments					
Australian Beer	**1,984.7**	**304.8**	**103.6**	**56.9**	**35.8**
International Beer	**229.8**	**19.6**	**9.2**	**9.5**	**24.6**
Wine	**8,099.4**	**863.4**	**3,103.1**	**146.8**	**50.2**
Corporate	**257.5**	**186.2**	**2.9**	**9.4**	**7.2**
Continuing operations	**10,571.4**	**1,374.0**	**3,218.8**	**222.6**	**117.8**
Discontinued operations	**16.6**	**27.0**	**0.1**	**-**	**-**
	10,588.0	**1,401.0**	**3,218.9**	**222.6**	**117.8**
Unallocated					
Cash/Interest bearing liabilities	**792.1**	**5,028.7**			
Deferred tax assets/tax provisions	**365.2**	**371.5**			
	11,745.3	**6,801.2**			
			2004		
Industry segments					
Australian Beer	1,971.7	322.8	171.9	50.4	17.8
International Beer	223.3	45.3	8.2	8.4	3.0
Wine	4,437.5	379.4	93.6	123.4	406.8
Corporate	389.6	300.3	6.7	7.9	29.4
Continuing operations	7,022.1	1,047.8	280.4	190.1	457.0
Discontinued operations	324.4	61.6	11.0	14.8	32.9
	7,346.5	1,109.4	291.4	204.9	489.9
Unallocated					
Cash/Interest bearing liabilities	709.6	2,371.8			
Deferred tax assets/tax provisions	387.0	361.7			
	8,443.1	3,842.9			

Note 4 Segment Results (continued)

	Total operating revenue $m	Inter segment sales $m	Net external operating revenue $m	Operating profit before income tax and significant items $m	Significant items $m	Profit from ordinary activities before income tax $m
			2005			
Industry segments						
Australian Beer	**2,183.0**	**-**	**2,183.0**	**569.5**	**40.7**	**610.2**
International Beer	**262.4**	**-**	**262.4**	**42.9**	**(25.0)**	**17.9**
Wine	**2,000.2**	**(35.9)**	**1,964.3**	**221.0**	**(33.9)**	**187.1**
Corporate	**21.6**	**-**	**21.6**	**(68.2)**	**26.4**	**(41.8)**
Continuing operations	**4,467.2**	**(35.9)**	**4,431.3**	**765.2**	**8.2**	**773.4**
Discontinued operations	**904.8**	**-**	**904.8**	**24.1**	**459.5**	**483.6**
	5,372.0	**(35.9)**	**5,336.1**	**789.3**	**467.7**	**1,257.0**
Unallocated						
Interest revenue			**108.0**	**-**	**-**	**-**
Net interest expense			**-**	**(84.0)**	**(15.1)**	**(99.1)**
			5,444.1	**705.3**	**452.6**	**1,157.9**
			2004			
Industry segments						
Australian Beer	1,917.1	(31.5)	1,885.6	512.6	-	512.6
International Beer	253.9	-	253.9	42.2	(3.0)	39.2
Wine	1,640.0	(15.9)	1,624.1	177.8	(408.4)	(230.6)
Corporate	37.5	-	37.5	(59.6)	12.7	(46.9)
Continuing operations	3,848.5	(47.4)	3,801.1	673.0	(398.7)	274.3
Discontinued operations	1,890.7	-	1,890.7	87.8	587.8	675.6
	5,739.2	(47.4)	5,691.8	760.8	189.1	949.9
Unallocated						
Interest revenue			143.3	-	-	-
Net interest expense			-	(74.9)	(20.0)	(94.9)
			5,835.1	685.9	169.1	855.0

Note 4 Segment Results (continued)

	Total assets $m	Acquisition of property, plant & equipment, agricultural assets & intangibles $m	Net external operating revenue $m
		2005	
Geographical segments			
Australia	**5,906.4**	**1,870.4**	**2,730.8**
Asia and Pacific	**251.5**	**15.3**	**288.0**
Europe	**1,058.2**	**565.2**	**424.9**
Americas	**3,355.3**	**767.9**	**987.6**
Continuing operations	**10,571.4**	**3,218.8**	**4,431.3**
Discontinued operations	**16.6**	**0.1**	**904.8**
	10,588.0	**3,218.9**	**5,336.1**
Unallocated			
Cash	**792.1**		
Deferred tax assets	**365.2**		
Interest revenue			**108.0**
	11,745.3	**3,218.9**	**5,444.1**
		2004	
Geographical segments			
Australia	3,661.0	237.3	2,341.2
Asia and Pacific	231.2	11.9	271.9
Europe	419.8	4.2	382.6
Americas	2,710.1	27.0	805.4
Continuing operations	7,022.1	280.4	3,801.1
Discontinued operations	324.4	11.0	1,890.7
	7,346.5	291.4	5,691.8
Unallocated			
Cash	709.6		
Deferred tax assets	387.0		
Interest revenue			143.3
	8,443.1	291.4	5,835.1

The Group operates predominantly in the beverage industry which includes the production and marketing of alcoholic beverages. The interest revenue and net interest expense has not been allocated across segments as the financing function of the Group is centralised through the Group's Treasury division. Inter-segment pricing is on an arm's length basis.

The aggregate share of net profits of associates and joint ventures accounted for using the equity method of $5.7 million (2004 $4.6 million) pertains predominantly to the International Beer industry segment. The aggregate carrying amount of investments in associates and joint venture partnerships is $62.0 million (2004 $91.3 million) (Refer Note 7).

Note 5 Earnings per share

	Consolidated 2005	2004
Basic earnings per share (cents) based on net profit attributable to members of Foster's Group Limited	**46.8**	38.6
Weighted average number of ordinary shares on issue used in the calculation of basic earnings per share (in thousands)	**1,998,763**	2,070,780
Diluted earnings per share (cents) based on net profit attributable to members of Foster's Group Limited	**46.8**	38.6
Weighted average number of ordinary shares on issue used in the calculation of diluted earnings per share (in thousands)	**1,999,597**	2,071,773

Comparatives have been restated to reflect the impact of bonus elements of shares.

	$m	$m
Earnings reconciliation		
Net profit	**941.4**	806.7
Net profit attributable to outside equity interest	**(5.3)**	(7.4)
Earnings used to calculate basic earnings per share	**936.1**	799.3
Earnings used to calculate diluted earnings per share	**936.1**	799.3

Note 6 Dividends

	2005 $m	2004 $m
Interim dividend of 9.25 cents per ordinary share paid 4 April 2005 (2004: 8.75 cents per ordinary share paid 2 April 2004)	**184.4**	175.8
Final dividend of 10.75 cents per ordinary share proposed by Directors to be paid 3 October 2005 (2004: 10.50 cents per ordinary share paid 1 October 2004)	**215.2**	209.9
Total dividend of 20.00 cents per ordinary share (2004: 19.25 cents per ordinary share)	**399.6**	385.7
The amount of dividends that have been or will be franked.	**394.3**	759.5
Amount of franking credits available for the subsequent year.	**187.5**	151.4
Dividends paid in cash or satisfied by the issue of shares under the dividend reinvestment plan were:		
Paid in cash	**300.3**	301.7
Off market buy-back	**-**	366.0
Satisfied by the issue of shares	**93.9**	91.2
Employee share plan loan repayment	**0.1**	0.6
	394.3	759.5
The last date for receipt of election notices for participation in the 2004/05 final dividend under the dividend reinvestment plan	9 September 2005	

The 2004 off-market buy-back included a fully franked dividend component of $2.19 per share totalling $366.0 million.

All the proposed dividends will be 100% franked out of existing franking credits or out of franking credits arising from the payment of income tax in the period subsequent to 30 June 2005. The interim dividend was 100% franked at a tax rate of 30%. The final dividend will be 100% franked at a tax rate of 30%.

The above amount represents the balances of the franking accounts as at the end of the year, adjusted for income tax payable and franking credits that may be prevented from being distributed in the subsequent year. The balances of the franking accounts disclosed above are based on a tax rate of 30%.

The Company's dividend reinvestment plan (DRP) was reactivated for the 1999/00 final dividend and continues to be available to eligible shareholders. The new shares will be issued at an amount which is the weighted average price of ordinary shares in the Company sold on the Australian Stock Exchange during the five trading days up to and including the record date for the dividend.

Note 7 Investments accounted for using the equity method

	Consolidated 2005 $m	2004 $m
Investments in associates and joint venture partners	**62.0**	91.3

Name of entity	Reporting date	Ownership interest 2005 %	2004 %
Alliance des Vins Fins	31 December	**44.4**	37.9
SARL Lovis	31 December	**50.0**	-
Fiddlesticks LLC	31 December	**50.0**	50.0
Foster's Europe Pty. Ltd. [1]	30 June	**66.7**	66.7
Foster's USA, LLC	31 March	**49.9**	49.9
Judd Road Vineyards Limited	30 June	**50.0**	50.0
International Trade and Supply Limited	31 December	**39.9**	39.9
North Coast Bottling Company	30 June	**-**	50.0
Oak Vale Vineyard Limited	30 June	**50.0**	50.0

1. Foster's Europe Pty. Ltd. holds the investment in the Foster's European partnership. The Group's ownership interest in Foster's Europe Pty. Ltd. is greater than 50%, but due to the voting rights attached to the shares, the Group does not control this entity. Carlton and United Beverages Limited receives royalty income under an agreement with the Foster's European partnership.

The carrying values of material investments are:

- Foster's USA LLC $26.6 million (2004 $54.7 million); and
- International Trade and Supply Limited $31.0 million (2004 $32.1 million).

	Consolidated 2005 $m	2004 $m
Equity accounted share of results		
- net profit before income tax	**7.6**	6.7
- amortisation of notional goodwill	**(1.3)**	(1.3)
- income tax expense attributable to net profit	**(0.6)**	(0.8)
- net profits after income tax	**5.7**	4.6
Retained profits attributable to equity accounted investments		
- balance at the beginning of the financial year	**37.7**	38.4
- distributions received	**(6.1)**	(5.3)
- balance at the end of the financial year	**37.3**	37.7
Carrying amount of equity accounted investments		
- balance at the beginning of the financial year	**91.3**	89.7
- additions	**0.6**	3.2
- share of net profit	**5.7**	4.6
- impairment write-down	**(22.1)**	-
- dividends received	**(6.1)**	(5.3)
- foreign exchange	**(7.4)**	(0.9)
	62.0	91.3
Share of assets and liabilities		
- current assets	**17.8**	20.1
- non-current assets	**39.6**	43.6
Total assets	**57.4**	63.7
- current liabilities	**(13.6)**	(15.4)
- non-current liabilities	**(5.2)**	(6.7)
Total liabilities	**(18.8)**	(22.1)
- net assets	**38.6**	41.6
Goodwill (net of amortisation)/other	**23.4**	49.7
	62.0	91.3

The equity accounted share of results, assets and liabilities are based on unaudited management results. There are no material commitments, contingent liabilities or subsequent events arising from the Group's interest in equity accounted entities.

Note 8 Contributed Equity

	Consolidated 2005 $m	2004 $m
Paid up capital ordinary fully paid shares	**3,524.0**	3,570.7
Movements in Share Capital opening balance		
- ordinary fully paid shares	**3,570.7**	3,511.9
- employee shares of $1 paid to 1.67 cents	**-**	-
	3,570.7	3,511.9
1,019,965 (2004: 5,276,956) ordinary fully paid shares issued to employees		
- 33,518 @ $4.24 (2004: 43,728 @$3.77)	**0.2**	0.2
- 32,192 @ $4.22 (2004: 40,828 @$3.94)	**0.1**	0.2
- 22,555 @ $5.36 (2004: 40,357 @$3.99)	**0.1**	0.2
- NIL (2004: 37,243 @$3.94)	**-**	0.1
- NIL (2004: 5,114,800 @$3.88)	**-**	19.8
- 877,454 @ $5.22 (issued at no consideration)		
- 54,246 @ $5.21 (issued at no consideration)		
2005 Options exercised		
- 500,000 @$2.12 (2004: NIL)	**1.1**	-
Dividend reinvestment plan		
- 10,589,974 @$4.62 (2004: 11,006,264 @$4.41)	**48.9**	48.5
- 8,605,903 @$5.23 (2004: 9,754,006 @$4.37)	**45.0**	42.7
Conversion of exchangeable bonds NIL (2004: 125,392,627 ordinary fully paid shares)	**-**	531.1
Transfer to reserves of equity component of exchangeable bonds, as initially recognised at inception of the exchangeable bonds	**-**	(63.2)
On-market share buy-back 28,743,340 shares @ $4.56 - $5.50 per share (2004: 48,188,456 shares @ $4.33 - $4.74 per share)	**(142.1)**	(216.5)
Off-market share buy-back NIL (2004: 167,107,552 shares @ $1.81 per share)	**-**	(304.3)
Closing balance		
- ordinary fully paid shares	**3,524.0**	3,570.7
- employee shares of $1 paid to 1.67 cents	**-**	-

Note 8 Contributed Equity (continued)

	FGL	
	2005 shares m	2004 shares m
opening balance		
- ordinary fully paid shares	**2,008.8**	2,072.6
- partly paid employee shares	**1.0**	1.0
	2,009.8	2,073.6
1,019,965 (2004: 5,276,956) employee shares issued	**1.0**	5.3
Dividend reinvestment plan		
- October 2004: 10,589,974 (October 2003: 11,006,264)	**10.6**	11.0
- April 2005: 8,605,903 (April 2004: 9,754,006)	**8.6**	9.8
Conversion of exchangeable bonds	**-**	125.4
On-market share buy-back 28,743,340 - (2004: 48,188,456)	**(28.7)**	(48.2)
Off-market share buy-back NIL - (2004: 167,107,552)	**-**	(167.1)
1,130,585 (2004: 4,080) shares issued pursuant to the Foster's Long Term Incentive Plan	**1.1**	-
Options exercised over 500,000 ordinary fully paid shares	**0.5**	-
closing balance		
- ordinary fully paid shares	**2,001.9**	2,008.8
- partly paid employee shares	**1.0**	1.0
	2,002.9	2,009.8

Note 9 Retained Profits

	Consolidated	
	2005 $m	2004 $m
Retained profits at the beginning of the year	**1,060.5**	910.7
Net profit	**936.1**	799.3
Aggregate of amounts transferred from reserves	**68.6**	110.0
Total available for appropriation	**2,065.2**	1,820.0
Ordinary dividends		
- final paid	**(209.9)**	(217.7)
- interim paid	**(184.4)**	(175.8)
- dividend component of off-market buy-back paid	**-**	(366.0)
Total available for appropriation	**(394.3)**	(759.5)
Retained profits at the end of the year	**1,670.9**	1,060.5

Note 10 Contingent liabilities

	Consolidated	
	2005	2004
	$m	$m
Arising in respect of individual controlled entities:		
guarantees		
- other persons	**3.3**	4.6
Arising in respect of other persons:		
guarantees		
- banks and other financiers	**150.0**	199.5
- other persons	**208.5**	126.6
Retirement benefits payable on termination in certain circumstances, under service agreements with executive Directors and other persons who take part in the management of the Company	**15.2**	18.2
	377.0	348.9

Various entities in the Group are party to other legal actions which have arisen in the ordinary course of business. These actions are being defended and the Directors believe no material losses will arise.

Note 11 Events occurring after reporting date

As part of the integration plan for Southcorp operations, several regions have been identified where the Group has surplus wine processing capacity due to duplicated facilities. On 30 August 2005 the Board approved plans to consolidate wine processing to the facilities which offer the better platform for quality, efficiency and future growth. This has resulted in the planned closure of one of the Group's Hunter Valley wineries and one of the smaller wineries in the Coonawarra region.

Note 12 International Financial Reporting Standards

Foster's Group Limited is required to adopt the Australian equivalents to International Financial Reporting Standards (AIFRS) commencing 1 July 2005. The Group's first fully AIFRS compliant financial statements will be presented for the year ending 30 June 2006, with interim accounts for the period ending 31 December 2005. Comparative information will be required to be restated in both sets of accounts, effective from 1 July 2004. The majority of adjustments required on transition at 1 July 2004 will be made against opening retained earnings. The transitional rules for adoption require the restatement of comparative financial statements using AIFRS, except for AASB 132 "Financial Instruments: Disclosure and Presentation" and AASB 139 "Financial Instruments: Recognition and Measurement".

Having completed a risk based assessment of the key business and compliance impacts of AIFRS, the Group's implementation project is progressing according to the scheduled project plan. The implementation project has dedicated resources and management are continuing to provide regular status reporting to the Audit and Risk Committee, management teams across the business and external auditors.

Global training initiatives are continuing across the Group, ensuring all key personnel are provided with the adequate resources and education to implement the project. Systems have been assessed and the Group is in the process of modifying and upgrading systems to be compliant with the AIFRS requirements.

The Group continues to monitor accounting standard changes and developments in interpretations and participates in industry discussion forums with the view to adopting accounting policies consistent with emerging industry interpretations and practice. In particular, developments are continuing in the interpretation of the income taxes standard which may lead to changes in the expected tax adjustments on transition to AIFRS identified below.

From work completed to date, the key changes in significant accounting policies and other areas of significance expected for the Group are as follows:

Goodwill Under AASB 3 "Business Combinations" amortisation of goodwill will be prohibited and instead will be subject to annual impairment testing, on a discounted basis. This will result in a change in the Group's accounting policy which currently amortises goodwill over the lessor of the period of time to which the benefits are expected to arise and twenty years.	Elimination of amortisation will reduce expenses and increase earnings. Amortisation of goodwill for the year ending 30 June 2005 is $60.9 million. Reduction in future earnings may result in the event of impairment.
Brand names, mailing lists, patents and licences In accordance with AASB 138 "Intangible Assets," internally generated brand names, such as the CUB beer brands, will be required to be derecognised, given that the standard does not allow recognition of internally generated intangibles. Furthermore, the standard will require internally generated mailing lists to be derecognised. The carrying value will only reflect the maintenance of customers on the list from the date of acquisition.	The derecognition of internally generated intangible assets will reduce brand names, mailing lists, patents and licenses by $784.3 million. This adjustment will initially be applied against the remaining Asset Revaluation Reserve balance ($218.5 million) with the remainder being applied against retained earnings at 1 July 2004. Elimination of amortisation of mailing lists will reduce expenses and increase earnings. Amortisation of mailing lists for the year ending 30 June 2005 is $11.6 million.
Employee Benefits - Superannuation Under AASB 119 "Employee Benefits," the Group will be required to recognise the net position of the defined benefit superannuation fund into the balance sheet, based on an actuarial calculation. The initial adjustment will be through retained profits as at 1 July 2004, with subsequent movements recorded directly to retained earnings for the period. This will result in a change in the Group's current accounting policy which only recognises contributions to defined benefit superannuation funds as an expense as the obligation arises.	A liability of $13.3 million (FGL: $2.6 million) will be recognised against retained earnings at 1 July 2004. At 30 June 2005 the actuary calculated a deficiency of $10.8 million (FGL $2.1 million). The movement in the gains or losses, as determined by the actuary, will be taken directly against retained earnings. Future volatility is likely to impact retained earnings rather than current year profits, with the Group proposing to elect to record movements against retained earnings rather than profit and loss.

Note 12 International Financial Reporting Standards (continued)

Share Based Payments	
Under AASB 2 "Share based Payments," share based payments issued to employees will be required to be recognised as an expense in respect of the services received, pro-rated over the period of service. This will result in a change to the current accounting policy, which does not recognise an expense in respect of these items.	Initial impact on retained earnings and share capital at 1 July 2004 from the 2002 and 2003 Long Term Inventive Plan (LTIP) of $8.9 million (FGL: $3.5 million). Given that the standard only requires application to instruments granted post 7 November 2002, no adjustments are proposed for schemes granted prior to this date. The LTIP expense for the year ending 30 June 2005 is $7.5 million (FGL: $2.9 million) and the expense for the cost of the Employee Share Grant Plan is $5.0 million (FGL: $0.2 million). The annual charge for the cost of the LTIP and Employee Share Grant Plan will result in higher expenses.
Income Taxes	
Under AASB 112 "Income Taxes," tax effect accounting will require the balance sheet liability approach as opposed to the current Group policy which applies the profit and loss approach. Under this new method, temporary differences will be identified for each asset and liability rather than accounting for the effects of timing and permanent differences between taxable income and accounting profit. In addition, the test for recognition of tax losses will change from virtually certain under the current guidance to a test of probability. Under UIG Interpretation 1052 "Tax Consolidation Accounting", FGL will be required to derecognise any deferred tax balances recognised in relation to the subsidiaries in the Group. However FGL continues to recognise any current tax liability or asset and any tax loss/tax credit deferred tax asset relating to its subsidiaries.	Initial impact on retained earnings at 1 July 2004 of $392.3 million from the recognition of additional deferred tax assets and/or liabilities and derecognition of deferred tax liabilities on capitalised interest. Additional deferred tax assets and/or liabilities may be recognised. Work is still being performed to quantify the 30 June 2005 impact, as well as the impact following the acquisition of Southcorp Limited. Initial application at 1 July 2004 will result in FGL's net deferred tax liability of $43.5 million being reduced by $56.8 million.
Impairment of Assets	
Under AASB 136 "Impairment of Assets", the recoverable amount of an asset is determined as the higher of net selling price and value in use. Under the new policy, impairment of assets testing will be required to be performed on a discounted future cash flow basis for each cash-generating unit. Currently the assessment of recoverable amount of non-current assets is made with reference to undiscounted cash flows.	Initial impact on retained earnings at 1 July 2004 of $5.0 million to reduce the carrying value of goodwill due to the effect of discounting future cash flows. Volatility in earnings may result in the event of impairment.
Foreign Currency Translation	
Under AASB 1 "First Time Adoption of Australian Equivalents to International Financial Reporting Standards", the cumulative foreign currency translation reserve (FCTR) balance relating to all foreign operations can be reset to nil as at 1 July 2004. The Group proposes to utilise this exemption and reset the FCTR in respect of all foreign operations to nil.	The FCTR at 1 July 2004 of $294.3 million will be adjusted against retained earnings. Subsequent disposal of any foreign operation shall exclude translation differences that arose before the date of transition to AIFRS and shall only include translation differences arising after 1 July 2004.

Note 12 International Financial Reporting Standards (continued)

Borrowing Costs Under AASB 123 "Borrowing costs" can be expensed or capitalised. The Group expects to change its accounting policy so the borrowing costs are expensed as incurred rather than capitalising borrowing costs for qualifying assets.	Capitalised borrowing costs in the balance sheet at 1 July 2004 of $37.5 million will be derecognised against retained earnings. Capitalised borrowing costs at 30 June 2005 are $34.5 million. Interest that was capitalised was subsequently amortised over time into interest expense. Capitalised interest for the year ending 30 June 2005 was a net $3 million. Elimination of this amount will reduce expenses and increase earnings.
Business Combinations The requirements of AASB 3 "Business Combinations" will result in a revision to the calculation of goodwill arising on acquisition of a business. Certain costs currently capitalised to goodwill directly attributable to the acquisition, such as restructuring costs will be expensed directly to the profit and loss. Furthermore, contingent liabilities are required to be recognised in the balance sheet at fair value. Recognition of contingent liabilities will increase the value attributed to goodwill.	Foster's Group Limited is in the process of completing the AIFRS acquisition accounts for Southcorp Limited, which was acquired in May 2005. Work is still being undertaken to finalise the AIFRS impact.

In addition to the above areas of change, the following areas of accounting policy change will impact retained earnings at 1 July 2005. These areas of change relate to AASB 132 "Financial Instruments: Disclosure and Presentation" and AASB 139 "Financial Instruments: Recognition and Measurement" which do not require the restatement of comparative information.

Financial Instruments Under AASB 139 "Financial Instruments: Recognition and Measurement," financial instruments will be required to be classified into five categories which will, in turn, determine the accounting treatment of the item. The classifications are loans and receivables – measured at amortised cost; held to maturity – measured at amortised cost; held for trading – measured at fair value; and available for sale – measured at fair value. This will result in a change in the Group's accounting policy which currently measures these items at cost, with certain derivative financial instruments not recognised on balance sheet.	Potential initial impact on retained earnings at 1 July 2005. Volatility in future earnings may result from measuring instruments at fair value.
Hedge Accounting Under AASB 139 "Financial Instruments: Recognition and Measurement," all derivative contracts, whether hedging instruments or otherwise, will be carried at fair value on the Group's balance sheet. Hedge transactions will be required to be formally documented and tested for effectiveness to continue to qualify for hedge accounting treatment. Ineffectiveness outside the prescribed range precludes the use of hedge accounting and can result in significant volatility in earnings.	Potential initial impact on retained earnings at 1 July 2005. Volatility in future earnings may result if hedge effectiveness is not achieved. The value of derivative financial instruments held off balance sheet at 30 June 2005 which will be brought onto the balance sheet is $218.4 million.

Note 13 Asset Statistics per Ordinary Share

	2005	2004
Net tangible asset backing per ordinary share	**$0.27**	$1.13
Net asset backing per ordinary share	**$2.45**	$2.27

FOSTER'S GROUP LIMITED
77 Southbank Boulevard Southbank Victoria 3006 Australia
Tel 61 3 9633 2000 Fax 61 3 9633 2002 www.fostersgroup.com
ABN 49 007 620 886

Faxed to SEC
30/8/05

FOSTER'S
GROUP
Inspiring Global Enjoyment

ASX RELEASE

The following release was made to the Australian Stock Exchange Limited today:

"Full Year Results Presentation"

Released: 30 August 2005

Pages: 24
(including this page)

FILE NO: 082-01711

If you would prefer to receive this notification by email please reply to
jane.dowsey@fostersgroup.com or
Ph: +61 3 9633 2105

2005 Highlights

FOSTER'S GROUP

- Strong earnings growth
- Strong results from core businesses
- Non-core asset disposals
- Continuous improvement funding investment
- Southcorp acquisition

3

Foster's Transformation

FOSTER'S GROUP

- Pure premium beverage play
- Category leadership in our major markets
- Significantly higher levels of brand spend
- Pipeline of efficiency projects to fund growth initiatives
- Sharing organisational and intellectual capability across products, businesses and regions

4

FOSTER'S GROUP

Inspiring Global Enjoyment

Full Year Results Presentation

12 months to 30 June 2005

30 August 2005



Trevor O'Hoy

President & Chief Executive Officer

Key Features – Operational Performance

FOSTER'S GROUP

- Excellent CUB result
  - Multi-beverage portfolio growth offsetting volume declines in beer
  - Performing well in regular segment
  - Cost efficiency gains on track
- Wine Trade returns to growth
  - BBWE Trade EBITAS up 11.4% at constant FX with strong cash conversion
  - BBWE Trade US solid 2nd half
  - Southcorp integration activities progressing to plan
- Clubs & Services Business Review completed
- FBI earnings growth below expectations

5

Southcorp Acquisition

FOSTER'S GROUP


ROSEMOUNT ESTATE
SEPPELT
BIN 95
SAUVIGNON BLANC
CHARDONNAY

6

Pete Scott

Chief Financial Officer

Key Financials

FOSTER'S GROUP

Reported (A$million)	FY05	FY04	Change%
Volume (000 9 litre case equivalent)	239,097	230,727	3.6
NSR	3,972	3,908	1.6
EBITAS	896	885	1.2
EBIT	789	761	3.7
NPAT	936	799	17.1
EPS	46.8cps	38.6cps	21.2
Net operating cash flow	523	657	(20.3)
Significant items (after tax)	454	330	37.7
Net Debt	4,237	1,662	154.9
Gearing	85.7%	36.1%	49.6pts
EBITAS interest cover	10.7	11.8	1.1X

Key Financials

FOSTER'S GROUP

Normalised (A$million)	FY05	Change %
NSR	3,972	10.1
EBITAS*	872	9.5
NPAT	566	10.1
EPS	28.3cps	14.1
Net operating cash flow	633	21.3
EBITAS/NSR	21.9%	(0.2)pts
OCFPIT/EBITDAS	92.0%	1.4pts

* Includes Southcorp EBITAS $21m

Normalised Earnings After Tax – F04 v F05

FOSTER'S GROUP



$m
600
550
500
450
400
514
84
(8)
(9)
(17)
2
566
FY04 NPAT
Divisional EBITAS
Corporate Expenses
Interest
Tax
Minority Interest
FY05 NPAT

Normalised Earnings After Tax

FOSTER'S GROUP

A$million	FY05	FY04
Net Income after tax (as reported)	936	799
Amortisation	89	68
SGARA (net of tax)	12	39
Significant Items (net of tax)	(454)	(330)
Discontinued Operations (net of tax)	(17)	(62)
Normalised NPAT	566	514
Average Shares (m)	1,999	2,071
Basic EPS (cents)	46.8cps	38.6cps
Normalised EPS (cents)	28.3cps	24.8cps

Significant Items

FOSTER'S GROUP

A$million	Pre-Tax	Post-Tax
Reported at HY05		
Profit on sale of Lensworth	460	451
Sale of 10% investment in ALH	55	55
Foster's USA investment provision	(24)	(24)
Write-down to CUB assets	(14)	(10)
Write-down to Sobemab goodwill	(14)	(14)
Additional items		
Disposal of art collection	8	8
Southcorp restructuring	(6)	(4)
Clubs & Services write down	(12)	(8)
Net Significant Items	453	454

Operating Cash Flow

FOSTER'S GROUP

A$million	FY05	FY04
EBITDAS	1,030	1,022
Vineyard Operating Expenses	(49)	(91)
Other Non Cash Items	34	30
Net Working Capital Change	(197)	8
Net Interest Paid	(109)	(74)
Tax Paid	(186)	(238)
Net Operating Cash Flows	523	657

Operating Cash Flow – Normalised

FOSTER'S GROUP

A$million	FY05	FY04
Net Operating Cash Flows *	523	657
One-off (Receipts)/ Payments	84	(41)
Discontinued Operations	26	(94)
Normalised Net Operating Cash Flows	633	522
Capex	(240)	(280)
Dividends Paid **	(307)	(302)
Normalised Free cash after Dividends	86	(60)

* Includes $21m Southcorp Operating Cash Flow

** F04 Dividends Paid as reported also included off market buyback of $386m – total $688m

EBITAS By Division

FOSTER'S GROUP

A$million	FY05	FY04	Change%
CUB	577	520	11.0
FBI	44	44	1.8
Beringer Trade	248	230	7.9
Southcorp	21	-	-
Wine Clubs & Services	50	62	(19.5)
Corporate	(68)	(60)	(14.4)
Total Continuing EBITAS	872	796	9.5
Discontinued Operations			
ALH	-	39	(100.0)
Lensworth	24	50	(51.8)
Reported EBITAS	896	885	1.2

Carlton and United Beverages

FOSTER'S GROUP

A$million	FY05	FY04	Change%
Beer Volume (000 9 litre case equivalent)	101,838	103,125	(1.2)
Total Volume (000 9 litre case equivalent)	107,987	108,350	(0.3)
Net Sales Revenue	1,883	1,775	6.1
EBITA	577	520	11.0
EBIT	570	513	11.1
Depreciation	49	43	(14.5)
Amortisation	8	8	(4.0)
Capex	96	171	44.0
Normalised OCFPIT	620	586	5.9
Normalised OCFPIT/EBITDA (%)	99.0	104.1	(5.1)pts
EBITA / NSR (%)	30.7	29.3	1.4pts
ROCE (%)	32.3	31.6	0.7pts

CUB Performance

FOSTER'S GROUP


$m
650
600
550
500
450
400
350
300
520
78
(3)
(13)
(5)
577
FY04 EBITAS
Price/Mix/Cost
Volume
A&P
Other
FY05 EBITAS

BBWE Wine Trade*

FOSTER'S GROUP

(A$million)	FY05	FY04	Change%
Volume *(000 9 litre cases)*	18,217	15,617	16.6
Net Sales Revenue	1,174	1,062	10.6
EBITAS	248	230	7.9
EBIT	199	148	34.8
Depreciation	52	50	(2.6)
Amortisation	32	26	(23.0)
Capex	99	83	(20.4)
Normalised OCFPIT	211	175	20.7
Normalised OCFPIT / EBITDAS (%)	70.6	62.5	8.1pts
EBITAS / NSR (%)	21.1	21.6	(0.5)pts
ROCE (%)	7.2	6.1	1.1pts

*Excludes 6 weeks of SRP

BBWE Wine Trade Performance

FOSTER'S GROUP


$m
350
300
250
200
150
100
230
87
(25)
(22)
(15)
(7)
248
FY04 EBITAS
Volume
Price/Mix/Cost
A&P
Other
FX
FY05 EBITAS

Southcorp Impact on Wine Trade Results

FOSTER'S GROUP

A$million	FY05
Volume (000 9 litre cases)	3,012
Net Sales Revenue	155
EBITAS	21
EBIT	10
Depreciation	4
Amortisation	10
Capex	25
Normalised OCFPIT	21

* 6 week contribution post FGL acquisition on 12 May 2005

Wine Clubs & Services

A$million	FY05	FY04	Change %
Volume (000 9 litre cases)	2,896	2,852	1.6
Net Sales Revenue	591	586	1.0
EBITAS	50	62	(19.5)
EBIT	12	30	(59.1)
Depreciation	12	15	23.0
Amortisation	38	32	(17.4)
Capex	7	11	32.7
Normalised OCFPIT	77	73	6.1
Normalised OCFPIT / EBITDAS (%)	125.0	94.0	31.0 pts
EBITAS / NSR (%)	8.5	10.6	(2.1) pts
ROCE (%)	7.7	9.0	(1.3) pts
Club Members (000's continuing)	1,218	1,174	3.7

Foster's Brewing International

A$million	FY05	FY04	Change %
Volume (000 9 litre cases)	106,984	103,908	3.0
Net Sales Revenue*	264	255	3.5
EBITA	44	44	1.8
EBIT	43	42	1.7
Depreciation	8	7	(14.3)
Amortisation	1	1	(7.1)
Capex	9	8	(9.8)
Normalised OCFPIT	45	38	16.4
Normalised OCFPIT / EBITDA (%)	85.1	75.7	9.4 pts
EBITAS / NSR (%)	16.8	17.1	(0.3) pts
ROCE (%)	20.6	19.7	0.9 pts

* Includes royalties and JV income

Balance Sheet

FOSTER'S GROUP

A$ million	FY05	FY04
Net Working Capital	1,862	1,534
Fixed Assets	2,976	2,408
Investments	62	168
Intangibles	4,369	2,286
Other Assets	176	102
Tax & Other Provisions	(180)	(100)
Restructuring Provisions	(83)	(136)
Capital Employed	9,181	6,262
Net Debt	4,237	1,662
Shareholders Equity	4,944	4,600

Southcorp Acquisition Cost and Goodwill

FOSTER'S GROUP

A$ million		
Purchase Price		
Purchase of Shares	3,173	
Employee Options and Acquisition Costs	56	3,229
Net assets Acquired (FMV)		1,681
Goodwill		1,548

Preliminary Acquisition Accounting

FOSTER'S GROUP

Southcorp Assets and Liabilities as reflected in the Fosters Balance Sheet

A$ million	Southcorp at fair market value
Net Working Capital	820
Fixed Assets	690
Investments	-
Intangibles	2,267
Other Assets	6
Tax & Other Provisions	(31)
Restructuring Provisions	(61)
Capital Employed	3,691
Net Debt Assumed	462
Equity Acquired	3,229

Note – These numbers may change with finalisation of acquisition accounting.

Acquisition Financing

FOSTER'S GROUP

Summary

- Total acquisition debt of $2.7 billion
- All in cost of acquisition debt: 5.5%
- 91% at fixed rates, 9% at floating (LIBOR based)

Bank Debt (A$1.4b drawn)

- GBP 525m 1,3 and 5 year multi-currency facility
- USD $300m 7 year multi-currency facility

US Debt Capital Markets (A$1.3b)

- USD $1b bond issue (144a)
  - $700m 10yr notes 5.125%
  - $300m 30yr notes 5.875%

Capital Structure & Debt Profile

FOSTER'S GROUP

	June 30 FY05	FY04
Net Debt	4,237	1,662
Equity	4,944	4,600
Total Capital	9,181	6,262
Gearing (net debt/equity)	85.7%	36.1%
Interest cover (EBITAS)	10.7x	11.8x
Gross Debt	5,029	2,372
US$ denominated (in US$m)	2,503	1,201
Average Rate	.4.62%	4.66%
% fixed	56%	35%
Average Tenor (years)	8	5

Capex and Investments

FOSTER'S GROUP

A$million	FY05	FY04
Capital Expenditure		
CUB	96	171
Wine Group*	132	94
Other (FBI, Corporate)	12	15
Total Continuing	240	280
Discontinued Operations	0	11
Total FGL	240	291

*Includes SRP capex of $25 million

	FY05	FY04
Investments Expenditure		
Southcorp shares acquisition	3,073	-
Lensworth deferred property	30	-
Acquisition of minority interests	23	-
Other	9	102
Total FGL	3,135	102

Southcorp F05 12 Month Result

FOSTER'S GROUP

A$million	FY05	FY04	Change%
Volumes (000s 9 litre cases)	20,156	21,221	(5.0)
NSR	1,036	1,062	(2.5)
EBITAS	201	176	14.3
EBIT	196	176	11.1
Depreciation	40	46	14.2
Amortisation	0	0	-
Capex	73	26	(180.7)
Normalised OCFPIT	252	251	0.5
Normalised OCFPIT/EBITDAS (%)	104.6	112.8	(8.2)pts
EBITA/NSR (%)	19.4	16.6	2.8pts
ROCE (%)	11.0	9.3	1.7pts

F05 Summary

FOSTER'S GROUP

- Foster's gathering very positive momentum
- Driven by:
  - Solid performance from core operating divisions
  - Cost initiatives
  - A&P spend – increased value & effectiveness
  - Cashflow focus

Trevor O'Hoy

President & Chief Executive Officer

31

Southcorp Synergies

FOSTER'S GROUP

A$million	FY06	FY07	F08
Corporate Overheads	22 - 25	35 - 40	35 - 40
Production/Procurement	3 - 5	25 - 30	50 - 55
Route to Market	15 - 20	40 - 45	45 - 50
	40 - 50	100 - 115	130 - 145

32

FY06 Outlook

FOSTER'S GROUP

- Southcorp acquisition related cost synergies of $40-50 million
- Continued momentum in the CUB and Wine Trade businesses
- Flat performance from the FBI business
- Modest growth in the Clubs and Services business
- Corporate expenses in the mid $50 million range

=

FGL normalised EPS of 10%

Upcoming Events

FOSTER'S GROUP

21 September 2005	Strategy Session
24 October 2005	Annual General Meeting
14 February 2006	Half Year 06

FOSTER'S
GROUP
Inspiring Global Enjoyment



Appendices

Corporate

FOSTER'S GROUP

Reported (A$million)	FY05	FY04	Change %
Pre Significant Items			
Corporato exponso	(68)	(60)	(14.4)
Net interest expense	(84)	(75)	(12.1)
Tax expense	(218)	(209)	(4.4)
Post Significant items			
Corporate expense	(42)	(47)	10.9
Net interest expense	(99)	(95)	(4.4)
Tax expense	(217)	(48)	(348.2)

Significant Items – Southcorp Restructuring Costs

FOSTER'S GROUP

	Pre-tax $m	Post-tax $m
Treasury net financing gain*	5.1	3.5
Integration costs	(2.7)	(1.7)
Redundancies	(3.4)	(2.6)
Write-down of IT assets	(5.5)	(3.8)
Total	(6.5)	(4.6)

* FX gains of $20.2m offset by facility costs of $6.7m and losses on ineffective interest rate swaps of $8.4m

Group Working Capital

FOSTER'S GROUP

	FY05 $m	FY04 $m
Receivables	1,070	775
Inventories	1,937	1,607
Creditors	(1,145)	(848)
Net Working Capital	1,862	1,534

Interest Expense Reconciliation

FOSTER'S GROUP

	$m
Net interest expense FY04	(75)
Lower interest expense on average debt	26
Reversal of interest on convertible bonds	(6)
Amortisation of Treasury deferred gains/losses	(11)
Southcorp	(23)
Other	5
Net interest expense FY05 (pre significant items)	(84)
Significant Item	(15)
Net interest expense FY05	(99)

Wine Trade – North America

	FY05 $m	FY04 $m	Change %
AUD			
Volume (000 9 litre cases)	12,004	10,633	12.9
Net Sales Revenue	778	732	6.3
EBITAS	152	138	10.1
EBIT	132	60	118.1
Amortisation	16	16	2.5
EBITAS / NSR (%)	19.6	18.9	0.7pts
At Constant Exchange Rates			
Net Sales Revenue	778	693	12.3
EBITAS	152	131	16.3
EBIT	132	57	130.7

Wine Trade – Asia Pacific

	FY05 $m	FY04 $m	Change %
Volume (000 9 litre cases)	4,000	3,479	15.0
Net Sales Revenue	272	242	12.4
EBITAS	79	73	8.4
EBIT	53	69	(22.9)
Amortisation	13	9	(47.2)
EBITAS / NSR (%)	28.9	30.0	(1.1)pts

Wine Trade – UK Europe

FOSTER'S GROUP

	FY05 $m	FY04 $m	Change %
AUD			
Volume (000 9 litre cases)	2,213	1,505	47.0
Net Sales Revenue	124	88	41.7
EBITAS	17	19	(10.1)
EBIT	15	19	(21.6)
Amortisation	3	0	>(500.0)
EBITAS / NSR (%)	13.7	21.6	(7.9)pts
At Constant Exchange Rates			
Net Sales Revenue	124	88	40.6
EBITAS	17	19	(10.5)
EBIT	15	19	(22.0)

43

SGARA

FOSTER'S GROUP

	FY05 $m	FY04 $m
Valuation		
Current Year Increment	40	109
Prior Year Amortisation	(47)	(101)
	(7)	8
Cost of Sales		
Vineyard Operating Expenses*	(49)	(91)
Prior Year Amortisation	38	27
	(11)	(64)
EBITA	(18)	(56)

* Represents cash flow

Current period net valuation decrement disclosed in "Other Expenses"

44

FX Impact

FOSTER'S GROUP

	FY05 $m	FY04 $m	Change %
Beringer Blass Trade			
NSR (as reported)	1174	1062	10.6
Adjust for current period fx rates	-	(39)	
NSR restated	1174	1023	14.7
EBITAS (as reported)	248	230	7.9
Adjust for current period fx rates	-	(8)	
EBITAS restated	248	222	11.4

Definitions

FOSTER'S GROUP

- **Average exchange rate**
  The average USD exchange rate for HY05 used for P&L is 0.7307. This is also the rate applied to HY04 USD results (along with relevant 3rd currencies as applicable) to calculate numbers referred to as "at constant exchange rates".
- **Continuing Business**
  Total business excluding Lensworth (divested December 2004) and ALH (divested November 2003).
- **EBITAS**
  Earnings before interest, tax, amortisation, significant items and SGARA.
- **Normalised Net Income**
  Net income excluding SGARA, significant items, amortisation and discontinued operations. Includes interest expense benefit from the sale of Lensworth and ALH.
- **Normalised OCF**
  Operating cash flow, excluding significant items and other one-off transactions which will not be part of the future financial results of the continuing business.
- **Normalised OCFPIT**
  Normalised OCF (as above) pre interest and tax. Measure primarily used at divisional level.
- **SGARA**
  Australian accounting standard AASB 1037 "Self Generating and Re-Generating Assets".

FOSTER'S GROUP LIMITED
77 Southbank Boulevard Southbank Victoria 3006 Australia
Tel 61 3 9633 2000 Fax 61 3 9633 2002 www.fostersgroup.com
ABN 49 007 620 886

Faxed to SEC 30/8/05

FOSTER'S GROUP

Inspiring Global Enjoyment

ASX RELEASE

The following release was made to the Australian Stock Exchange Limited today:

"Foster's to Sell Two Wineries"

Released: 30 August 2005

Pages: 3
(including this page)

FILE NO: 082-01711

If you would prefer to receive this notification by email please reply to
jane.dowsey@fostersgroup.com or
Ph: +61 3 9633 2105

FOSTER'S
GROUP

30 August 2005

Foster's To Sell Two Wineries

Foster's Group today announced the outcomes of its initial review of the combined Foster's-Southcorp wine production operations in Australia.

The review identified surplus wine processing capacity in Coonawarra and Hunter Valley. As a result, The Foster's Group Board has today approved plans to consolidate wine processing to facilities offering more opportunity to improve quality and capital efficiency and enhance future growth.

Foster's will sell its Lower Hunter Valley winery and the smaller of its Coonawarra wineries as soon as practical.

Foster's will retain all rights to the brands which have been produced at these wineries in the past, including The Rothbury Estate and Jamiesons Run, and will continue to market and sell them. Foster's objective is to sell the wineries as going concerns.

The sale will include:

- Foster's 4000 tonne winery in the Lower Hunter, including cellar door, function rooms, offices and 10 hectares of adjacent vineyards; and
- Foster's 12,000 tonne winery in Coonawarra, including cellar door and approximately half a hectare (one acre) of old Cabernet Sauvignon vines.

From vintage 2007, Foster's will crush and process its intake from the Hunter Valley and nearby regions at the Rosemount Denman Estate winery, a large and efficient facility, which has benefited from significant investment over the last 10 years. From that time, Wynns Coonawarra Estate will become the primary crushing and processing facility for Foster's intake from Coonawarra and the Limestone Coast. The Wynns winery is now a modern, efficient premium winemaking facility following significant capital investment over the past five years.

"Foster's global wine strategy is to build sustainable competitive advantage through world class brand marketing, innovation, and supply chain efficiency and flexibility, and by leveraging our scale in high-potential markets," said Jamie Odell, Managing Director of Foster's Wine Estates.

"With a much larger asset base following the Southcorp acquisition, we have to make some difficult decisions to ensure we increase our lead in wine quality, cost minimisation and supply service. Our decision to sell two wineries is driven by our priority to improve capital returns while preserving wine quality and brand equity. It is no reflection on the quality of the assets, the people who manage them or the company's commitment to making wines from the Hunter Valley or Coonawarra."

Expressions of interest in the wineries being sold should be directed to Randolph Bowen, Senior Vice-President, Global Supply Chain, Foster's Wine Estates.

Ends

Further information:

Media
Lisa Keenan
Tel: +61 3 9633 2265
Mob: 0409 150 771

Investors
Chris Knorr
Tel: +61 3 9633 2685
Mob: 0417 033 623